Exhibit 99.4

JAGUAR MINING INC.

Annual Information Form
for the year ended December 31, 2008

Dated February 11, 2009

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	14
JAGUAR GOLD OPERATIONS AND PROJECTS	20
RISK FACTORS	73
DIVIDENDS	79
DESCRIPTION OF CAPITAL STRUCTURE	80
MARKET FOR SECURITIES	81
DIRECTORS AND EXECUTIVE OFFICERS	83
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	88
TRANSFER AGENTS AND REGISTRAR	89
MATERIAL CONTRACTS	90
INTERESTS OF EXPERTS	91
ADDITIONAL INFORMATION	92
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	93

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained herein and in the documents incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “goal”, “strategy”, “budget”, “estimates”, “schedule”, “expect”, “project”, “intend”, “believe”, “anticipate” and other similar words, or statements that certain events or conditions “may”, “could”, “might”, or “will” occur.  Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, political risks and other factors described in this annual information form under the heading “Risk Factors”.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:  that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that Jaguar receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that Jaguar is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in Jaguar’s costs of production or Jaguar’s production and productivity levels; that Jaguar is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for Jaguar’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that unforeseen changes to the political stability or government regulation in the country in which Jaguar operates do not occur; that there are no unanticipated changes to market competition, that Jaguar’s reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that Jaguar realizes expected premiums over London Metal Exchange cash and other benchmark prices; and that Jaguar maintains its ongoing relations with its employees and business partners and joint venturers; as well as those risk factors set out in this annual information form.

All of the forward-looking information in this annual information form, and the documents incorporated by reference herein, is qualified by these cautionary statements. Forward-looking information contained herein is made as of the date of this annual information form and Jaguar disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. There can be no assurance that the forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in making such statements containing forward-looking information.  Accordingly, readers should not place undue reliance on forward-looking information.

CORPORATE STRUCTURE

Jaguar Mining Inc. (“Jaguar”) was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick).  On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property.  In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility located near the community of Caeté east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Caeté Plant”) and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”).  Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and is currently a corporation existing under the laws of Ontario.  Jaguar’s head office is located at 125 North State Street, Concord, New Hampshire (USA) 03301, and its registered office is located at 1 First Canadian Place, 100 King Street West, Suite 4400, Box 63, Toronto, Ontario, Canada M5X 1B1.

On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold Ltd. (“Rainbow”), a New Brunswick corporation and a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”), through a reverse take-over.  Each shareholder of Rainbow received one common share of Jaguar (a “Common Share”) for every 14 common shares of Rainbow owned.  The amalgamated entity adopted the name “Jaguar Mining Inc.”  Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003.  Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”.  On July 23, 2007, trading of Jaguar’s common shares commenced on the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”.

Jaguar has two wholly-owned direct subsidiaries, MSOL and Mineração Turmalina Ltda. (“MTL”), both incorporated under the laws of the Republic of Brazil.  The registered and head office of each of MSOL and MTL is located at Rua Fernandes Tourinho, 487, 7th Floor, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate History

In 2001, the principals of Brazilian and IMS recognized that an opportunity existed to create a mid-sized gold producer in the Quadrilátero Ferrífero (“Iron Quadrangle”) region of Brazil by acquiring various late-stage gold exploration properties with existing resources and relatively new plant and equipment, at prices reflecting the comparatively distressed state of the gold mining industry at that time.  Gold prices were depressed compared to historical levels and, for different reasons, Mineração AngloGold Ltda., a subsidiary of AngloGold Ashanti Limited (“AngloGold Ashanti”), Vale (or Companhia Vale do Rio Doce until 2007) and Rio Tinto Desenvolvimentos Minerais Ltda. (“RTZ”) were all contemplating the rationalization of their gold property and equipment portfolios.  Brazilian and IMS believed that no junior mining companies operating in the region were in a strong enough financial condition to broadly negotiate to acquire the available properties.

Mining Exploration, Production History and Corporate Transactions

Mining Properties Generally

Jaguar’s properties, except for the Pedra Branca Project, are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar has three operations currently in production, located at the Turmalina, Paciência and Sabará properties, respectively.  In addition, Jaguar has one property under development: the Caeté Project.  Jaguar has also entered into a joint venture agreement with Xstrata plc. (“Xstrata”) to explore the Pedra Branca Project in northeastern Brazil, as further described under “Pedra Branca Project”, below.

Jaguar commissioned TechnoMine Services, LLC (“TechnoMine”) and Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) (“Scott Wilson RPA”) to prepare technical reports in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) to set forth the mineral resources and reserves of all Jaguar’s concessions in the Iron Quadrangle.  All of the NI 43-101 compliant technical reports prepared on behalf of Jaguar can be found at www.sedar.com.  The Scott Wilson RPA technical reports referred to herein have been updated and superseded by technical reports prepared by TechnoMine, except with respect to Ore Body B on the Turmalina property, and as such are no longer current.

Additional information regarding each property is set forth below.

Turmalina

On September 30, 2004, Jaguar acquired MTL and the 13,183 acre Turmalina gold project located in Minas Gerais, Brazil from AngloGold Ashanti.  Jaguar, through MSOL, agreed to pay US$1.35 million over three years for 100 percent ownership and operational control of the Turmalina concessions, which amount has been paid in full.

The Turmalina concessions are subject to a participation interest as follows:  (i) for production obtained as a result of washing of dragline-mined placers, open pit hydraulic mining or other similar method, MSOL shall pay a royalty to AngloGold Ashanti equal to (a) ten percent of annual net revenue up to US$500,000, (b) five percent of annual net revenue between US$500,000 and US$1,000,000, and (c) two and a half percent of annual net revenue over US$1,000,000; and (ii) for production obtained as a result of in situ mineral reserves, in fresh or altered rocks, via underground or open pit mining, MSOL shall pay a royalty to AngloGold Ashanti equal to (a) two percent of net revenue for the first six operational months, (b) two percent of net revenue during the 7th through 48th operational months (however, at least US$200,000 shall be paid every twelve months after the seventh month of production), (c) five percent after the first four years of production sale up to and including US$10,000,000, and (d) three percent after the first four years of production sale in excess of US$10,000,000.

During 2006, Jaguar completed a feasibility study on Turmalina and commissioned Scott Wilson RPA to audit it and issue a technical report in compliance with NI 43-101.  Scott Wilson RPA issued its report on September 16, 2005, revised it on March 10, 2006, supplemented it on March 14, 2006 and, upon the completion of Phase II of the Turmalina exploration program in the Main and Northeast Targets (Ore Bodies A and B, respectively), further updated the report on July 31, 2006.

Commissioning at Turmalina began in November 2006 and the first gold pour was conducted in January 2007.  Turmalina is an underground mine utilizing the "sublevel stoping" and the "cut and fill" mining methods with paste fill.  Turmalina is currently processing 1,300 tonnes per day of ore in the carbon-in-pulp ("CIP") plant.

Additional exploration efforts by Jaguar in the area surrounding Ore Bodies A and B have led to the discovery of a third mineralized area, referred to as the Satinoco Target, where three new areas of mineralization have been identified.  The Satinoco Target is located approximately 300 meters from Ore Body A at the Turmalina Mine.

Jaguar initially completed a two-phase diamond drilling program at the Satinoco Target and commissioned TechnoMine to prepare a resource estimate technical report.  A technical report was issued in October 2007, based on exploration data achieved until July 2007.  Jaguar completed an additional, Phase III exploration campaign in December 2007.  The results generated during Phase III program were integrated to the previous exploration database and gave rise to a re-evaluation of the Satinoco Target resource base.  In February 2008, Jaguar filed a technical report in accordance with NI 43-101 in connection with the upgrade of inferred to measured and indicated resources at the Satinoco Target.

During the fourth quarter of 2007, Jaguar completed the underground crosscut to access the Satinoco mineralization through the existing ramp developed by Jaguar to mine Ore Bodies A and B at Turmalina.  The crosscut will be utilized to transport ore from the Satinoco Target out the Turmalina Mine entrance.  During the excavation process of the crosscut to the Satinoco Target, economic grades of gold were discovered in channel samples.  During 2008, Jaguar conducted a complementary 12,000 meter in-fill diamond drill program as part of the feasibility work in an effort to convert resources to reserves to expand Turmalina’s operation.

In September 2008, TechnoMine completed the NI 43-101 compliant feasibility study technical report on the Turmalina Phase I expansion, which converted the Satinoco mineral resources to reserves.  Jaguar expects this will be the first of a planned three-phase expansion program at the Turmalina operations.  The Phase I expansion is expected to increase Turmalina production by 25% from its present design rate of approximately 80,000 ounces per year to 100,000 ounces per year.  Jaguar expects to complete the Phase I expansion by the third quarter of 2009.

Jaguar’s reported mineral resources for Turmalina are to a depth of approximately 500 meters where the mineralized structure is open at depth and along strike.  As part of a recent drill program to prove the continuity of the mineralization at Ore Body A to a depth of over 800 meters, Jaguar drilled four holes to depths ranging from 850 meters to 1,100 meters.  Two of these drill holes intersected the mineralized structure in the Ore Body A to a depth of approximately 800 meters.  A grade of approximately seven grams per tonne was encountered in a narrow zone at depth thereby confirming the extension of the mineralized structure.  Jaguar’s team believes the size of the mineralized structure and mineralization is similar to the existing reserve base in this ore body to the depth of 500 meters.  This is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 meters.  Jaguar intends to update the inferred resources category at Turmalina using the information from these recent drill results but does not have any plans to conduct further deep drilling at Turmalina at this time.

As part of the surface exploration to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were opened in the outcropping to expose and sample the mineralized zone.  Channel samples revealed two separate mineralized areas with average surface grades ranging from 3 grams per tonne to 5 grams per tonne.  Jaguar’s team intends to update the geological model to incorporate this new data into the overall mine model.  The oxide ore from this new zone would be blended with sulfide ore and processed through Turmalina Plant, providing immediate additional lower cost ore.

At the Satinoco Target (Ore Body C) and Satinoco Extension (Zone D), additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone, as well as within the sulfide zone.  During 2008, 11,698 meters of drilling for a total of 62 drill holes were drilled in the Satinoco structure to estimate oxide and sulfide mineral resources.  Jaguar expects to complete the resource estimate by the third quarter of 2009.

Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target, which management believes has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located in a structure parallel to the existing ore bodies and zones, where historic mining work at shallow depths can be seen, approximately 5 kilometers from the Turmalina Plant.  Jaguar has conducted limited soil sampling, trenching and other geo-chemical work in the area over the past two years.

During the third quarter of 2008, four drill holes in 716 meters were carried out, which entailed 200 meters along strike.  Three drill holes intercepted mineralized structures.  Intersection grades varied from 2.9 grams per tonne to 6.5 grams per tonne at intervals of 3 meters or less.  Additional trenching has provided evidence that the continuity near the surface extends well beyond areas where no drilling has taken place.

During 2009, Jaguar intends to conduct additional underground exploration as part of the forward development of Turmalina’s Ore Bodies A, B and C, as well as in Zone D and at the Fazenda Experimental Target to increase resources with the objective of generating reserves to further expand Turmalina’s annual production beyond the current plan of 100,000 ounces.

Paciência

In November 2003, Jaguar acquired the Paciência concessions from AngloGold Ashanti.

In March 2004, TechnoMine completed an NI 43-101 technical report on its Iron Quadrangle properties, which included the Paciência/Santa Isabel Mine resources.  This technical report was revised in September 2004 and further revised in December 2004.

In 2005, Jaguar acquired rights from IAMGold with respect to properties located on approximately 2,307 acres in the aggregate in Rio Acima and Itabirito, Brazil.  These concessions, known as the Conglomerates, represent an opportunity for Jaguar to eventually further explore, upgrade and expand Paciência’s aggregate mineral resources and overall production.   Since 2007, Jaguar has been conducting exploration work at the Conglomerates as detailed below.

During 2007, Jaguar successfully concluded a land swap agreement with another gold producer whereby Jaguar expanded the concession package at the Paciência mining complex to a contiguous 20 kilometers area adjacent to the São Vicente lineament.  This land area was first mined in the 17th century by the Portuguese and the old works are highly visible, even from satellite photography.  Jaguar’s exploration efforts today are along this same strike at depths deeper than the Portuguese could access without modern mining equipment.

In August 2007, TechnoMine completed an NI 43-101 compliant feasibility study for the Paciência Project Santa Isabel Mine and processing plant.

Construction of the CIP processing plant began immediately after the completion of the feasibility study.  Mining operations at the Santa Isabel Mine commenced in April 2008 as the new Paciência Plant entered the commissioning phase.  Jaguar uses the cut-and-fill mining method at the Santa Isabel Mine.

Commissioning of the Paciência operation was interrupted late in the second quarter of 2008 to repair a seam in the tailings pond liner which was improperly installed by a contractor.  During the initial charging and testing of the tailings facility, a leak was detected by sub-surface monitors and ramp-up was delayed.  There was no discharge from the tailings pond.  It took approximately four weeks to properly repair and test the affected portion of the liner.  Commissioning operations at Paciência resumed in July 2008.

On July 24, 2008, Paciência reported its first gold pour and operations were deemed commercial during the latter part of the fourth quarter of 2008 based on throughput rates.

During 2008, Jaguar conducted extensive underground development and exploration activities at the NW01 Target (Marzagão) and the Conglomerates Target (Palmital) to add additional tonnes vertically as well as horizontally in an effort to increase the resource base for the Paciência operation.  As part of the exploration effort at these two targets, a total of 9,152 meters was drilled in 42 drill holes during 2008.

Grades observed at the NW01 Target are similar to those observed at the Santa Isabel Mine.   The main access ramp, which is 4 meter x 5 meter in size, was completed early in 2008.  A total of 1,191 meters in ramp and drifts have been developed toward the Santa Isabel Mine located 2 kilometers to the south of the NW01 portal.  This cross cut will eventually intersect the second level of the Santa Isabel Mine.  During this development, two new mineralized zones were encountered.  Channel samples were taken and Jaguar decided to develop a drift across the zone.  Jaguar’s management believes blind ore shoots likely exist along the 20-kilometer contiguous concession base.  By extending the ramp to the second level of the Santa Isabel Mine, Jaguar’s management believes the tonnes per vertical meter that will be identified over the 2 kilometers will rise.

The mineralized zones are partially exposed, with approximately 30 meters in length and 1 meter to 3 meters in width.  Channel sampling in this area gave rise to grades ranging from 1 gram per tonne to 10 grams per tonne.  The extension is open towards the North West and laterally towards the North East.  Surface drill holes at the drift level indicate the presence of an additional mineralized zone.  A drill hole from the area had an unusually high amount of “free” gold and a grade of 595 grams per tonne over 0.7 meter.  The shape and other characteristics of this structure suggest that other mineralized zones might be located in the vicinity of the NW01 Target.  Two surface rigs are presently drilling in the South East extension of the drift with the objective of intercepting these new zones.

A second zone of mineralization at Paciência, not related to the São Vicente lineament where Jaguar has a resource and reserve base, is referred to as the Conglomerates Target.   The zone entails several concessions, which are located approximately 12 kilometers east of the Paciência processing plant.   The property’s previous owners, the Anschutz Group and Western Mining, carried out exploration campaigns between 1985 and 1990, which included underground development and channel sampling, surface and underground diamond drilling and geological mapping.  Based on their efforts, a pre NI 43-101 gold resource of approximately 110,000 ounces was estimated.

In order to estimate the resources held in the Conglomerates Target consistent with NI 43-101 standards, Jaguar conducted a 7,191 meter in-fill drilling program inside this target zone that consisted of 30 drill holes.  Jaguar also opened a portal into the host rock and developed 60 meters of a 4 meter x 5 meter ramp, which was concrete lined.  During 2008, Jaguar carried out 1,306 meters of ramp and drifts to reach mining areas Level I and Level II.

At Level I, the conglomerate layer was identified to extend over 100 meters, confirming the grades and widths obtained through surface drilling.  At the exposed section, the mineralized conglomerate shows thicknesses that vary from less than 1 meter to 2.5 meters and grades of up to 200 grams per tonne.  Partial channel results in the drift already defined a mineralized zone with an average grade of 6.8 grams per tonne over a 150 m2 conglomerate layer area.

The development of exploration drifts in Level I will continue to laterally expose the conglomerate layer.  Through additional drilling, Jaguar’s team expects to estimate the resource potential in one known 300-meter section and trace the geometry of the conglomerate reef to depth.  Jaguar is currently developing a new resource estimate and views this new geological setting as additional feed for the Paciência processing plant.

At Level II, further underground development is being carried out to provide access to the mineralized zone for further in-fill drilling.

Sabará

In 2003, Jaguar commissioned TechnoMine to produce studies of its Sabará property.  Jaguar filed a feasibility study on the Zone B Mine of the Sabará property on SEDAR on June 30, 2003 and filed a revised study on January 28, 2004, both of which can be found at http://www.sedar.com.

In July 2003, Jaguar commenced pre-mining operations at the Sabará Zone B Mine.  In December 2003, Jaguar began pouring gold from the Sabará Zone B Mine at the Caeté Plant.  Mining operations at the Sabará Zone B Mine concluded in the fourth quarter of 2005.

MSOL and AngloGold Ashanti owned adjacent properties, known together as Lamego, in the Sabará property area of the Iron Quadrangle region in Brazil.  On November 21, 2003, MSOL entered into an agreement with an AngloGold Ashanti subsidiary, Mineração Morro Velho Ltda. (“Morro Velho”) regarding exploration at the adjacent properties.  AngloGold Ashanti applied for concession of mining rights for sulfide mineral resources on its property, and MSOL received concessions for oxide mineral resources on its property.  Through Morro Velho, AngloGold Ashanti granted to MSOL the right to explore for oxide resources on AngloGold Ashanti’s Lamego property, and in exchange MSOL granted to AngloGold Ashanti the right to explore for sulfide resources on MSOL’s Lamego property.  On November 21, 2007, Jaguar and AngloGold Ashanti entered into an agreement, pursuant to which Jaguar transferred its interests in the Lamego property (valued at US$8,060,560) to AngloGold Ashanti in consideration of (i) satisfaction of the US$350,000 note payable related to the purchase of quota shares of MTL, (ii) elimination of US$153,960 payable in connection with leaching services provided by AngloGold Ashanti, and (iii) a reduction in future net smelter royalty payments for the Paciência Mine equal to US$7,556,600 (net smelter royalty payments are generally due on a monthly basis on a sliding scale from 1.5% to 4.5% on gross revenues from gold produced, the percentage of such royalty being determined based on the US$ price of gold at a given time).

In January 2005, Jaguar completed a feasibility study on the remaining gold oxides at Sabará, which included Zones A and B and Lamego, and commissioned Scott Wilson RPA to audit the feasibility study and issue a technical report in accordance with NI 43-101.  Scott Wilson RPA’s report was issued on February 17, 2006 and can be found at http://www.sedar.com.

In December 2005, Jaguar began crushing ore from Zone A at its new gold oxide heap leach facility and recovery plant at Sabará (the “Sabará Plant”).

During the third quarter of 2007, Jaguar concluded drilling activities at the Serra Paraíso Target, an oxide zone near the Sabará mining and processing complex.  After carrying out metallurgical recovery tests and completing its analysis of the Serra Paraíso Target drill program, Jaguar initiated stripping operations at the Serra Paraíso mineralized zone and is now moving its ore to the Sabará Plant.  Management is currently reducing mining operations in the Zone A Mine in favor of higher grade ore from the Serra Paraíso Target.

In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, Jaguar developed an exploration program at its Sabará and Caeté properties in a 15,000 hectare area.  In addition to the Serra Paraíso Target mentioned above, Jaguar is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results of such exploration identified new targets, which have given rise to a drill program that began in the first quarter of 2009.

Caeté Project

The Caeté Project consists of two main targets, the Roça Grande Target and the Pilar Target.

In November 2005, Jaguar entered into a mutual exploration and option agreement with Vale for the Roça Grande Target with respect to seven concessions located on 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle.  The contract between Jaguar and Vale provided Jaguar with the exclusive right over a twenty-eight month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the Vale properties if the studies supported economical mining operations.  The contract granted corresponding rights for Vale to explore the Jaguar property for iron and acquire mineral rights in the property during a three-year period.  In November 2007, Jaguar notified Vale of its intent to exercise the option to acquire all seven Roça Grande concessions.  The legal procedures necessary to execute the final transfer agreement in connection with the acquisition of the Roça Grande concessions started in 2008 and are expected to conclude by the second quarter of 2009.

Jaguar has been exploring its Pilar Target since 2006 and initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande Target created an opportunity to develop a project with greater plant capacity to receive ore from several mineral properties.  Jaguar contemplates mining underground non-refractory sulfide ore at the Pilar Target and truck the ore for processing at the expanded Caeté Plant, which will also process sulfide ore from the Roça Grande Target.

During 2007, a number of key events occurred with respect to the expansion of the Caeté Project, including:

•	Jaguar commissioned TechnoMine to prepare technical studies with respect to the expansion,
•	TechnoMine completed a scoping study on the Caeté Project,
•	Jaguar received the Implementation License (LI) for the Caeté Project,
•	Jaguar secured the power contract for a 2009 start-up of the Caeté Project, and
•	TechnoMine completed an NI 43-101 technical report on the Caeté Project resources.

In September 2008, expansion plans at the Caeté Project continued as TechnoMine completed the NI 43-101 feasibility study technical report.  Based on the feasibility study, processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant, which will  process the sulfide ore from Pilar, Roça Grande, and other nearby targets.  This new plant is expected to utilize much of the existing infrastructure of the previously closed Caeté heap leach and carbon-in-column (“CIC”) facility.   Jaguar intends to use a combination of "cut and fill" and "selective stoping" methods at both mines, which contemplates a treated tailings backfill system.

By the end of the third quarter in 2008 all necessary permits and licenses for the construction and commissioning phase had been received and Jaguar initiated civil works for the milling and treatment circuits.

However, in November 2008, due to the retraction in gold prices, financial markets and worldwide equity values, including the gold sector, Jaguar temporarily suspended development of the Caeté Project pending an assessment of market conditions and the availability of capital to move the project forward.

Consistent with the decision to suspend the development of the Caeté Project, underground work at the Roça Grande Target has been temporarily suspended; however, development at the Pilar Mine continued.  Beginning in December 2008, Jaguar began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  Jaguar expects to continue this practice until such time as the ore from the Pilar Mine would be needed at the future Caeté processing plant.

As part of Jaguar’s effort to identify and add to the estimated gold resources reported in the November 2007 technical report, 75,000 meters of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté Plant.

During 2008, Jaguar completed 31,501 meters of drilling for a total of 92 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

Pedra Branca Project

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca gold project (the “Pedra Branca Project”) in the State of Ceará in northern Brazil (the “Joint Venture Agreement”).  Under the Joint Venture Agreement, a new company or companies will be formed to mine economic gold deposits.  Jaguar shall pay an aggregate fee of US$150,000 over a two year period in exchange for an option to hold a 51 percent ownership interest in the new company or companies by investing an aggregate of US$3.85 million in exploration expenditures within the next four years.  Jaguar is subject to annual exploration expenditure targets for each year in which it maintains such option.  Furthermore, Jaguar may increase its ownership interest in certain gold deposits to 60 percent through an additional investment of US$3 million by the fifth anniversary of the Joint Venture Agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.   Certain properties within the Pedra Branca Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.

The Pedra Branca Project has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During the third quarter of 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth.  To date, 57 drill holes totaling 5,561 meters have been completed.

Contracts with AngloGold Ashanti

On November 21, 2003, MSOL entered an agreement with AngloGold Ashanti’s subsidiary, Morro Velho, pursuant to which MSOL is provided with certain ore treatment services at the Queiróz plant of AngloGold Ashanti ("Queiróz Plant"), gold refining services and marketing services.  The treatment operations began in the first quarter of 2006.  MSOL agreed to deliver for treatment a certain number of metric tons of gold each year for four years starting in January 2006 and ending in 2009.  If AngloGold Ashanti fails to treat the scheduled amount of ore, it will pay a penalty to MSOL.  AngloGold Ashanti will provide gold refining services and each year will refine the amount of gold agreed upon by the parties by December 30th of the preceding year.  AngloGold Ashanti further agreed to market MSOL’s gold.  As a fee for the refining and marketing aspects of the contract, MSOL will pay one percent of the gross income from sales resulting from the refining and marketing services.  The agreement is in effect with respect to the treatment services until December 31, 2009, and with respect to the refining and marketing services until 2017, or a previous date if the sources of natural resources are exhausted.  MSOL may terminate the agreement if it determines through a mineral survey that the exploitation of certain specified deposits is not feasible.  In January 2007, Jaguar notified AngloGold Ashanti that it elected not to exercise its rights to process non-refractory ore at the Queiróz Plant.  This decision was based on an internal assessment of other production alternatives, which Jaguar has determined should generate a greater level of profitability in the future by processing available ore through a Jaguar-owned facility.

On November 21, 2003, Jaguar acquired its Paciência, Catita, Juca Vieira (Catita II), Bahú, Marzagão, Camará and Morro do Adão properties in the Iron Quadrangle region from AngloGold Ashanti.  Under the terms of such transaction, AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources at the Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties, to develop a full valuation of any of such properties, including drilling works.  If the valuation identifies the existence, in one or more areas, of measured and indicated resources of a minimum of 750,000 ounces, AngloGold Ashanti will have the right to reacquire up to 70 percent of any of such properties at an ascribed value of US$10.50 per ounce of the new measured and indicated resources.

AngloGold Ashanti’s rights pertain to only three of the twelve concessions at Jaguar’s Paciência property (Paciência, Bahú and Marzagão) and four concessions at the Sabará property (Catita, Catita II, Camará and Morro do Adão).  The mineralization potential at Sabará is not considered substantial.  These seven concessions represent only 16% of the hectares of Jaguar’s concession base in Minas Gerais.  At this time, none of Jaguar’s resources, operations and projections for the next five years are impacted by this provision nor expected to be in the next several years.

Laboratory

During the third quarter of 2005, Jaguar began construction of its own testing laboratory adjacent to the Caeté Plant.  The laboratory was completed and became operational in the fourth quarter of 2005.  Jaguar’s on-site testing laboratory expedites process control and certain exploration testing and alleviates some of the delays experienced by excessive demand on the independent laboratories due to surging mining activity.  Jaguar also utilizes the services of a local, independent laboratory.

Corporate Transactions

On December 20, 2005, MTL obtained a secured financing facility from RMB International (“RMB”) in an amount of up to US$14,000,000 (the “Turmalina Facility”) which was used primarily to finance the construction and start-up of the Turmalina Mine.  In connection with the Turmalina Facility, (i) MTL and MSOL provided security interests in the cash flow, equipment and other assets of Turmalina and Sabará operations and a pledge, (ii) Jaguar issued a guaranty of MTL’s obligations under the Turmalina Facility, and (iii) Jaguar issued 1,093,835 unlisted warrants to the Turmalina Facility lenders (which had an exercise price of Cdn.$4.50 and an expiry date between June 30, 2009 and March 31, 2010 have all been exercised), 350,000 listed warrants to the lenders’ agent (all of such warrants were exercised at a price of Cdn.$4.50), and 300,000 unlisted warrants to Auramet Trading, LLC in its capacity as an advisor to Jaguar with respect to the Turmalina Facility (all of such warrants were exercised at a price of Cdn.$3.90), in each case with each warrant entitling the holder to purchase one common share of Jaguar.  In the fourth quarter of 2005, Jaguar entered into a forward sales contract agreement with the lender under the Turmalina Facility to implement a risk management strategy to manage commodity price exposure on gold sales.  In September 2007, Jaguar received an amendment to the loan facility agreement from RMB, which allowed Jaguar to close the forward sales contracts.   In March 2008, Jaguar paid RMB US$9.8 million plus US$181,000 accrued interest to repay the Turmalina Facility agreement in full, paid RMB US$22.1 million to close the forward sales contracts and closed the forward purchase contracts realizing a gain of US$7.4 million, thereby effectively reducing the net loss of the forward contracts to US$14.8 million (of which US$14.5 million was accrued as of December 31, 2007).  No additional charges were realized during 2008 for the forward contracts.

On March 27, 2006, Jaguar completed a public offering in Canada and private placement offering in the United States of 10,100,000 common shares at a price of Cdn.$5.25 pursuant to an Underwriting Agreement dated March 9, 2006 among Jaguar and Blackmont Capital Inc. (“BCI”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), TD Securities Inc. (“TD Securities”) and Paradigm Capital Inc. as underwriters.  The underwriters received a cash commission equal to 5.5 percent of the gross proceeds of the offering, underwriter options to purchase up to 1,335,000 common shares at a price of Cdn.$5.25, which they exercised at the closing on March 27, 2006, and compensation warrants to purchase up to 343,050 common shares at a price of Cdn.$5.25 with an expiry date of March 27, 2008.  As of January 31, 2008, 198,969 common shares were purchased as a result of the exercise of such compensation warrants.

On February 1, 2007, Jaguar’s Board of Directors adopted a shareholder rights plan (the “Shareholder Rights Plan”) which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares.  The Shareholder Rights Plan was not being adopted in response to any proposal to acquire control of Jaguar.  The Shareholder Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  The rights issued under the Shareholder Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20 percent or more of the outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board.  Under the Shareholder Rights Plan those bids that meet certain requirements intended to protect the interests of all shareholders deemed to be “Permitted Bids”.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least sixty (60) days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.  The TSX accepted notice of the Shareholder Rights Plan and the shareholders ratified the adoption of the Shareholder Rights Plan on May 10, 2007.

On February 27, 2007, Jaguar filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants.  Each warrant entitled the holder thereof to acquire one common share of Jaguar at a price of Cdn.$4.50 at any time prior to 5:00 p.m. (Eastern Standard Time) on December 31, 2007.  Each warrant entitled the holder thereof to acquire an additional 0.063 of one common share if such holder exercised his or her warrants during the thirty (30) day early exercise period commencing on February 28, 2007, and ending at 5:00 p.m. (Eastern Standard Time) on March 30, 2007.

The additional 0.063 of a common share issued upon the exercise of the warrants during the early exercise period represented a value of Cdn.$0.43 based on the closing price on February 26, 2007 of Cdn.$6.79.  If at least 66 2/3 percent of the warrants outstanding on February 28, 2007 were exercised at or before the early warrant expiry time, each warrant that had not been so exercised during the early exercise period (except in limited circumstances with respect to U.S. warrant holders) would be exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction of a common share equal to: (A) one plus (B) 0.063 multiplied by 50 percent minus (C) Cdn.$4.50 divided by the lesser of (i) the volume weighted average trading price of the common shares on the TSX for the five trading days ending on the early exercise expiry date, and (ii) the closing price of the common shares on the early exercise expiry date.  As a result of the early exercise program described in this paragraph, 4,818,852 warrants were exercised resulting in the issuance of 5,122,428 common shares to the warrant holders.  No agency fee was paid by Jaguar in connection with the distribution of the early exercise shares or the exchange shares being qualified under the short form prospectus.  BCI acted as financial advisor and soliciting dealer manager to Jaguar in connection with the issuance of the early exercise shares and the exchange shares.  Jaguar paid BCI a financial advisory fee of 3 percent of the exercise price for each warrant that is submitted for exercise in connection with the early exercise and automatically exchanged for exchange shares.  The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

On March 22, 2007, Jaguar closed a private placement of 75,000 units.  The units were sold by a syndicate led by TD Securities and included BCI, BMO and RBC.  The underwriters exercised their option to purchase an additional 15 percent of the number of the units offered to cover over-allotments, resulting in aggregate gross proceeds of Cdn.$86.3 million (US$74.5 million) from the sale of 86,250 units.  The units are comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5 percent, payable semi-annually in arrears, and 25 common shares of Jaguar.  A total of 2.16 million new shares were issued relating to the private placement.  The notes were listed on the TSX on July 26, 2007, under the symbol “JAG.NT”.

On July 23, 2007, Jaguar common shares began trading under the symbol “JAG” on the NYSE Arca Exchange.

On February 21, 2008, Jaguar issued 8,250,000 common shares at a price of Cdn.$13.40 per share for proceeds of Cdn.$110,550,000.  The offering price was determined by negotiation between Jaguar and a syndicate led by RBC and included TD Securities, BCI, BMO, and Raymond James Ltd.  Jaguar granted the underwriters an over-allotment option, exercisable in whole or in part up to 30 days following the closing of the transaction, to purchase up to an additional 1,237,500 common shares at a price of Cdn.$13.40 per common share, which would have increased the aggregate proceeds of the offering to Cdn.$127,132,500 if the over-allotment option had been fully exercised.  The over-allotment option was not exercised and no additional shares were issued subsequent to the closing.

DESCRIPTION OF THE BUSINESS

General

Jaguar is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.  In addition, Jaguar may consider the acquisition and subsequent exploration, development and operation of other gold properties in Brazil.

Jaguar’s wholly-owned gold producing properties and projects are located in the Iron Quadrangle region near Belo Horizonte, Minas Gerais, Brazil:  Turmalina, Paciência, Sabará and the Caeté Project.  Through its wholly-owned subsidiaries, MSOL and MTL, Jaguar has interests in, and controls the mineral rights, concessions and licenses to the mineral resources and reserves presented in Tables 1 and 2 under the section entitled “Mineral Resources and Reserves”.

The technical report on the Turmalina Gold Project dated October 29, 2004, revised on December 16, 2004 and further revised on December 20, 2004, which covers the Turmalina property, the Scott Wilson RPA Turmalina Technical Report and the TechnoMine Turmalina Expansion Technical Report, as defined below, contain further details with respect to reported gold reserves and gold resources at Turmalina - See “Scott Wilson RPA Turmalina Technical Report” and “TechnoMine Turmalina Expansion Technical Report” below.

The TechnoMine Paciência Technical Report, as defined below, contains additional details regarding currently reported gold resources and reserves at Paciência - See “TechnoMine Paciência Technical Report” below.

The TechnoMine Quadrilátero Technical Report and the Scott Wilson RPA Sabará Technical Report, as defined below, contains additional details regarding reported gold resources and reserves at Sabará - See “TechnoMine Quadrilátero Technical Report” and “Scott Wilson RPA Sabará Technical Report” below.

The TechnoMine Caeté Project Technical Report, as defined below, contains additional details regarding currently reported gold resources in the Caeté Project - See “TechnoMine Caeté Technical Report” below.

In addition to the mining properties described in the preceding paragraph, in March 2007, Jaguar entered into the Joint Venture Agreement with Xstrata with respect to the Pedra Branca Project located in the State of Ceará in northeastern Brazil.  Pursuant to the Joint Venture Agreement, Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project.

The Technical Reports (as defined below) contain additional information regarding gold reserves and gold resources on Jaguar’s properties.  See “Mining Projects” below.

Gold production and sales

Jaguar began pouring gold in December 2003.  During 2008, Jaguar produced a total of 115,348 ounces of gold at an average cash operating cost of US$429 per ounce compared to 70,113 ounces produced at an average cash operating cost of US$346 per ounce during 2007.  For the year ended December 31, 2008, gold sales totaled 108,944 ounces at an average price of US$860 per ounce compared to 67,350 ounces sold at an average price of US$710 per ounce for the year ended December 31, 2007.  Increases in gold production during 2008 primarily resulted from the commencement of gold production at Paciência, which was under construction during fiscal 2007 and commenced gold production in July 2008.

The table below provides greater detail regarding total gold production at Turmalina, Paciência and Sabará for the year ended December 31, 2008:

	Ore processed (000 tonnes)	Feed Grade (grams per tonne)	Plant Recovery Rate (%)	Production (ounces)	Cash operating cost per tonne (US$)	Cash operating cost per ounce (US$)
Turmalina	481	5.46	88	72,785	55.30	364.00
Paciência	277	3.28	92	24,364	43.00	443.00
Sabará	475	1.54	66	18,199	22.50	667.00
Total	1,233	3.46	85	115,348	39.90	429.00

During 2009, Jaguar estimates it will produce 165,000-175,000 ounces of gold as follows:

	Estimated	Estimated
	FY 2009	FY 2009
Operation	Production	Cash Operating Cost
	(ounces)	(US$/ounce)
Turmalina	80,000-85,000	$354-387
Paciência	65,000-70,000	$362-398
Sabará	20,000	$374-411
Total	165,000-175,000	$360-394

Operating cash cost estimates for 2009 are based on an average exchange rate of R$2.00 to R$2.20 per US$1.00.  As of January 30, 2009, the exchange rate was R$2.31 per US$1.00.

With respect to the Caeté Project, Jaguar targets initial gold production will commence approximately 18 months after the project is re-started and will be expanded to approximately 160,000 ounces per year in 2013.

All of Jaguar’s production facilities are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads.  Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.

Jaguar has contracted with AngloGold Ashanti for AngloGold Ashanti to arrange sales of Jaguar’s gold bullion with gold brokers at Jaguar’s request and direction, which provides Jaguar with ready access to gold markets at limited costs and risks.

Specialized Skill and Knowledge

Jaguar is staffed by an experienced senior management team with over 100 years of collective experience exploring, developing and operating gold mines in Brazil.  Jaguar’s Chief Executive Officer and President, Daniel R. Titcomb, has been involved in continuous mining exploration and development in Brazil since 1993.  Jaguar’s Chief Operating Officer, Lúcio Cardoso, was formerly superintendent of AngloGold Ashanti's gold division and has over 35 years experience in the Brazilian mining sector.  Jaguar’s Vice President of Exploration and Engineering, Adriano L. Nascimento, also has approximately 30 years experience in the Brazilian mining industry and held the position of senior engineer at AngloGold Ashanti for 11 years, where he was responsible for the production department of several mines, including Mina Grande, the deepest and one of the oldest mines in Brazil.  Jaguar’s Chief Geologist, Jaime Duchini, has over 25 years experience in exploration in the Iron Quadrangle.

Competitive Conditions

The gold exploration and mining business is a competitive business in all its phases.  Jaguar competes with numerous other companies and individuals in the search for and the acquisition of mineral licenses, permits and other mineral interests, as well as for acquisition of equipment and the recruitment and retention of qualified employees.  There is also significant competition for the limited number of gold property acquisition opportunities.  The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.

Jaguar has an ongoing relationship with AngloGold Ashanti through contractual royalty rights in certain of the properties and an agreement to provide Jaguar’s operating company with gold refining and marketing services.

Jaguar has built its base upon the acquisition of later-stage gold exploration properties in the Iron Quadrangle region of Brazil at relatively depressed prices.  Jaguar believes that its asset acquisition costs combined with the clustered nature of its mineral assets and production facilities gives it an advantage over other similarly-sized competitors.

Employees

Jaguar had 1,328 employees as at December 31, 2008.

Foreign Operations

All of Jaguar’s mineral projects are owned and operated though its wholly-owned subsidiaries, MSOL and MTL.  All of the wholly-owned properties are located near Belo Horizonte, Minas Gerais, Brazil.  Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.

Mineral Projects

Except as otherwise noted, the following descriptions and summaries of Jaguar’s material projects, are derived from the following Technical Reports:

(i)
The Technical Report on the Turmalina Gold Project dated September 10, 2005 and revised on March 10, 2006, as supplemented by a Technical Report on Turmalina Gold Project dated March 14, 2006 and as further revised on July 31, 2006, which cover the Turmalina property (the “Scott Wilson RPA Turmalina Technical Report”);

(ii)	The Technical Report on the Turmalina Expansion Feasibility Study dated September 9, 2008 (the “TechnoMine Turmalina Expansion Technical Report”), which covers the Satinoco property;
(iii)	The Technical Report on the Paciência Gold Project Santa Isabel Mine dated August 7, 2007 (the “TechnoMine Paciência Technical Report”), which covers the Paciência-Santa Isabel property;
(iv)
The Technical Report on Jaguar’s initial concessions on the Quadrilátero dated September 17, 2004 and revised on December 20, 2004 (the “TechnoMine Quadrilátero Technical Report”), which covers the Sabará, Paciência and Santa Bárbara properties;

(v)
The Technical Report on the Sabará Project dated February 17, 2006 (the “Scott Wilson RPA Sabará Technical Report”), which covers Zones A and B and Lamego (also called Zone C) and Queimada properties; and

(vi)
The Technical Report on the Caeté Expansion Feasibility Study dated September 15, 2008 (the “TechnoMine Caeté Technical Report” and together with the technical reports in items (i)-(v), the "Technical Reports"), which covers the Pilar and Roça Grande properties.

This Annual Information Form contains only summary information regarding Jaguar’s properties.  A complete description of Jaguar’s properties and associated maps, photographs and references can be found in the Technical Reports filed on SEDAR (at www.sedar.com), and such reports are hereby incorporated by reference herein.

The Qualified Person, as such term is defined in NI 43-101, who prepared the TechnoMine Turmalina Expansion Technical Report, the TechnoMine Paciência Technical Report, the TechnoMine Quadrilátero Technical Report, and the TechnoMine Caeté Technical Report referred to above was Ivan C. Machado, M.Sc., P.E., P.Eng.  Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

The Qualified Persons who prepared the Scott Wilson RPA Turmalina Technical Report and the Scott Wilson RPA Sabará Technical Report were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo.  Mr. Clow is a principal of Scott Wilson RPA, and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.

Mineral Resources and Reserves

During 2008, Jaguar retained TechnoMine to prepare feasibility studies for its Caeté Project and expansion of the Turmalina operation.  TechnoMine completed the NI 43-101 compliant feasibility study technical reports on September 15, 2008 and September 9, 2008, respectively.

TechnoMine completed the feasibility studies and in concert with Jaguar reviewed the information and prepared a table of mineral resources and reserves (the “September 2008 Review”).  Ivan C. Machado, M.Sc., P.E., P.Eng. audited the September 2008 Review.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

Based on the September 2008 Review, Jaguar reported (i) measured and indicated resources of 23,095,210 tonnes with an average grade of 4.74 grams per tonne containing 3,517,860 ounces of gold and (ii) 6,704,750 tonnes of inferred resources with an average grade of 5.15 grams per tonne containing 1,109,030 ounces of gold.  Jaguar’s proven and probable mineral reserves, which are included in the measured and indicated mineral resource figure above, were 13,510,470 tonnes with an average grade of 4.69 grams per tonne containing 2,033,620 ounces of gold.  The figures reported in the September 2008 Review did not consider 2007 and 2008 production from the Turmalina operations and a small test mining production at Paciência in 2006.

In consideration of the significant improvement in global gold prices, Jaguar and TechnoMine redefined the design criteria to reflect stronger gold markets.  Based on the review recently completed, as of December 31, 2008, Jaguar’s mineral resources are (i) measured and indicated resources of 25,073,390 tonnes with an average grade of 4.36 grams per tonne containing 3,518,270 ounces of gold and (ii) 7,250,590 tonnes of inferred resources with an average grade of 4.83 grams per tonne containing 1,125,970 ounces of gold.  Jaguar’s proven and probable mineral reserves, which are included in the measured and indicated mineral resource figure above, are 14,904,840 tonnes with an average grade of 4.16 grams per tonne containing 1,993,550 ounces of gold.

See below detailed tables of Jaguar’s mineral resources and reserves as at December 31, 2008.

Table 1 - Summary of Estimated Mineral Resources*

Table 2 - Summary of Estimated Mineral Reserves*

*   Mineral resources listed in Table 1 include mineral reserves listed in Table 2.    Totals reflect depletion from production through December 31, 2008.  Some columns and rows may not total due to rounding.

(1) TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.
(2) TechnoMine NI 43-101 Technical Report on the Paciência Gold Project Sta. Isabel Mine filed on SEDAR on August 9, 2007.
(3) TechnoMine NI 43-101 Technical Report on the Caeté Gold Project filed on SEDAR on September 17, 2008.
(4) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.
(5) TechnoMine NI 43-101 Technical Report on the Turmalina Expansion  filed on SEDAR on September 11, 2008.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Mining Concession and Exploration Permitting Requirements and Status

In Brazil mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code.  Government concessions consist of exploration awards, exploration licenses, and mining permits.  Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property.

Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation.  Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities.

Based on the experience of management in obtaining licenses, Jaguar has made estimates anticipated time frames for receiving licenses, upon which it has based projections for capital expenditures, revenues and earnings.  The time frames in which licenses are issued are dependent upon the actions of regulatory authorities and third parties.

The following table lists the status of Jaguar’s awards, licenses and permits.

Property	Permits
	Phase	Status
Sabará
Sabará Plant	Implementation License	Received September 2005
Sabará Plant	Operation License	Received December 2006
Sabará Zone A Mine	Implementation License	Received September 2006
Sabará Zone A Mine	Operation License	Received November 2006
Paciência
Santa Isabel Mine and Plant	Implementation License	Received May 2007
Santa Isabel Mine and Plant	Operation License	Received October 2008
Caeté Project
Caeté Plant	Implementation License	Received July 2007
Caeté Plant	Operation License	Expected June 2010
Caeté Tailing Dam	Previous License	Received November 2007
Caeté Tailing Dam	Implementation License	Expected March 2009
Caeté Tailing Dam	Operation License	Expected December 2009
Roça Grande Mine	Operation License	Received April 2008
Pilar Mine	Implementation License	Received August 2008
Pilar Mine	Operation License	Expected June 2010*
Turmalina
Turmalina Mine and Plant	Implementation License	Received August 2006
Turmalina Mine and Plant	Operation License	Received March 2007
Turmalina Mine and Plant Expansion I	Operation License	Expected April 2009
Turmalina Tailing Dam Expansion I	Implementation License	Expected February 2009
*An AAF permit has been granted to the Pilar Mine for production of up to 100,000 tonnes per year.

JAGUAR GOLD OPERATIONS AND PROJECTS

In the state of Minas Gerais in Brazil, Jaguar has three operating properties (Turmalina, Paciência and Sabará) and one property under development (the Caeté Project).   See detailed description of each property below.

Turmalina Operations	Paciência Operations	Sabará Operations	Caeté Project
Turmalina Plant	Paciência Plant	Sabará Plant	Caeté Plant
Turmalina Mine (Ore Bodies A and B)	Santa Isabel Mine	Sabará Zone A Mine	Roça Grande Mine
Satinoco (Ore Body C)	Bahú Target	Serra Paraíso Target	Pilar Mine
Satinoco Extension (Ore Body D)	NW01 Target	Rio de Peixe Oxide	Catita II Target
Faina and Pontal Targets	Rio de Peixe Sulfide	Catita Oxide	Morro do Adão Target
Fazenda Experimental Target	Conglomerates Target	Boa Vista Target	Camará/Trindade Targets

Scoot Wilson RPA Turmalina Technical Report

Background

Scott Wilson RPA prepared a NI 43-101 Technical Report for Turmalina, dated July 31, 2006, filed on SEDAR August 1, 2006.  This report is no longer current in that two years of production have taken place and it has not been updated to reflect any new information since the date of the report, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.  The following description of the Turmalina Project is derived from the summary contained in the Scott Wilson RPA Turmalina Technical Report.

Gold was first discovered in the Turmalina area in the sixteenth century.  AngloGold Ashanti explored the area extensively between 1979 and 1988 utilizing geochemistry, trenching, drilling and 3.9 kilometers of underground development. This exploration program led to the discovery of the following mineralized bodies: Turmalina, Satinoco, Faina and Pontal.  During 1992 and 1993, AngloGold Ashanti mined 373,000 tonnes of oxide mineralization from an open pit on the Turmalina zone and recovered 35,500 ounces of gold using heap leach technology.  Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 and 75 meters below the pit floor.   Jaguar acquired the Turmalina Gold Project from AngloGold Ashanti on September 30, 2004.

Mining Status and Permitting

Jaguar received an implementation license for the Turmalina Gold Project in December 2005.  In the fourth quarter of 2005 Jaguar commenced construction of the 60,000 ounce per year Turmalina facility.  The majority of the infrastructure, such as roads, power, ramp and access to the underground orebody, was in place as of the date of the Scott Wilson RPA Turmalina Technical Report.  Jaguar received the operation license with respect to the Turmalina Gold Project in March 2007.

Jaguar submitted environmental plans for the Turmalina Gold Project and received approval prior to the issuance of its Turmalina operation license.  The Turmalina operation license was received in March 2007.

Economic Analysis

A pre-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 1-1. A summary of the key criteria is provided below.

Physicals
Mine life:	8.6 years, beginning in October 2006
Total millfeed:	2,916,000 tonnes at a grade of 6.1 grams per tonne Au
Operations:	360 days per year
Open pit production:	92,400 tonnes at a grade of 5.4 grams per tonne Au
Strip Ratio:	2.57
Underground production:	1,000 tonnes per day at a grade of 6.1 grams per tonne Au
Mill throughput:	1,000 tonnes per day, 360,000 tons per year
Gold recovery:	90% to doré
Total gold produced:	512,000 ounces

Revenue
Gold price:	US$450 per ounce
Transport and insurance:	US$3.60 per ounce
Refining:	1% of gross sales
CFEM (federal) royalty:	1% of gross sales
Royalty to landowner:	5% NSR on first US$10 M/year, 3% on remainder
Costs
Operating cost:	US$33.23 per tonne milled
Pre-production Capital cost:	US$28.7 million
Sustaining capital:	US$2.8 million (includes closure)
Exchange Rate:	reverting from current rates to long-term rate of US$1.00 = R $2.50[1]

1 The long-term exchange rate used for the Turmalina Project is US$1.00 = R$2.50, compared to the rate as of the date of the Scott Wilson RPA Turmalina Technical Report of US$1.00 = R$2.29. The long-term rate was chosen based on economic forecasts by Brazilian banks. For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006. The remainder of pre-production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19.  As of March 11, 2008, the exchange rate is US$1.00 = R$1.70.

TABLE 1-1 PRE-TAX CASH FLOW $450/OUNCES GOLD
JAGUAR MINING INC. - TURMALINA PROJECT

Notes:      1.  Equivalent to Gold Institute Total Cash Cost.
2.  Equivalent to Gold Institute Total Production Cost.
3.  Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.
4.  Salvage estimated at $3.4 M by Jaguar Mining Inc.

TABLE 1-1 PRE-TAX CASH FLOW $450/OUNCES GOLD
JAGUAR MINING INC. - TURMALINA PROJECT

Notes:      1.  Equivalent to Gold Institute Total Cash Cost.
2.  Equivalent to Gold Institute Total Production Cost.
3.  Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.
4.  Salvage estimated at $3.4 M by Jaguar Mining Inc.

Considering the Turmalina Project on a stand-alone basis, the Base Case undiscounted pre-tax cash flow totals US$87.1 million over the mine life, and simple payback occurs near the mid-point of 2008 (approximately 21 months from start of production).

The Gold Institute Total Cash Cost is US$214 per ounce of gold.  The mine life capital unit cost is US$62 per ounce, for a Gold Institute Total Production Cost of US$275 per ounce of gold.  Average annual gold production during operations is 60,000 ounces per year.

At a discount rate of 12%, the pre-tax NPV at the time of the Scott Wilson RPA Turmalina Technical Report was US$33.0 million and the IRR is 47.5%.

Jaguar’s after-tax NPV estimate at 12% discount rate at the time of the Scott Wilson RPA Turmalina Technical Report was US$14.2 million, with a project IRR of 30.7%.  Scott Wilson RPA did not review Jaguar’s tax model.

Sensitivity Analysis

Figure 1-1 shows the project sensitivity to various factors, including:
•    Head Grade
•    Gold Price
•    Operating Cost
•    Capital Cost
•    Exchange Rate
•    Mine Life

FIGURE 1-1 SENSITIVITY ANALYSIS

The Turmalina Project is most sensitive to gold price and head grade. The break even gold price resulting in zero pre-tax NPV at 12% at the time of the Scott Wilson RPA Turmalina Technical Report was approximately US$300 per ounce. At a gold price of US$635 per ounce (July 27, 2006), the pre-tax NPV at 12% was US$74.7 million.  Possible impacts on head grades include assay bias and increased dilution.  If assaying proves to be biased 10% low, head grades may be 10% higher, which would result in a pre-tax NPV at 12% of US$43 million.  If dilution rates are 20% (AngloGold Ashanti test results) rather than 15% (Base Case estimate), head grades will be reduced by 5%, which would result in a pre-tax NPV at 12% of approximately US$28 million.

The long-term exchange rate used for the Turmalina Project is US$1.00 = R$2.50, compared to the rate as of the date of the Scott Wilson RPA Turmalina Technical Report of US$1.00 = R$2.29.  The long-term rate was chosen based on economic forecasts by Brazilian banks.  For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006.  The remainder of pre-production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19.  Sustaining capital and operating costs use the long-term exchange rate.

Other key sensitivities, in addition to the aforementioned, are operating costs, and capital cost, and mine life.  The sensitivities are summarized in the following table as pre-tax NPV at 12% discount.

TABLE 1-2 SENSITIVITY DATA
Jaguar Mining Inc - Turmalina Project
	-20%	-10%	Base Case	+10%	+20%
Gold Price (US$/ounces) Pre-tax NPV (US$ million)	360 $ 12.7	405 $ 22.8	450 $ 33.0	495 $ 43.1	540 $53.2
Grade (grams per tonne) Pre-tax NPV (US$ million)	4.86 $ 12.8	5.46 $ 22.9	6.07 $ 33.0	6.68 $ 43.0	7.28 $53.1
Operating Costs (US$ million) Pre-tax NPV (US$ million)	$ 62.0 $ 41.8	$ 78.5 $ 37.4	$ 96.9 $ 33.0	$ 117.3 $ 28.5	$ 139.6 $ 24.1
Capital Costs (US$ million) Pre-tax NPV (US$ million)	$ 20.2 $ 37.5	$ 25.6 $ 35.2	$ 31.6 $ 33.0	$ 38.2 $ 30.7	$ 45.4 $ 28.4
Exchange Rate (R$/US$) Pre-tax NPV (US$ million)	2.00 $ 14.5	2.25 $ 24.9	2.50 $ 33.0	2.75 $ 39.7	3.00 $ 45.2
Mine Life (Mt) Pre-tax NPV (US$ million)	2.3 $ 25.6	2.6 $ 28.7	2.9 $ 33.0	3.2 $ 36.0	3.5 $ 38.9

The base case sensitivity to discount rate is shown as follows:
•      12% - pre-tax NPV = US$33.0 million
•      10% - pre-tax NPV = US$38.6 million
•      7.5% - pre-tax NPV = US$47.2 million
•      5% - pre-tax NPV = US$57.7 million

Technical Summary

The Turmalina Project lies approximately 120 kilometers northwest of Belo Horizonte and six kilometers south of the town of Pitangui, Minas Gerais, Brazil.  The Turmalina Project comprises seven contiguous concessions covering an area of 5,337 hectares and was acquired from AngloGold Ashanti in September 2004 for US$4.0 million, payable in three equal installments of US$1.35 million.  Jaguar has 100% ownership subject to a 5% net revenue interest up to US$10 million, and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.

Gold was first discovered in the area in the 16th century. During 1992 and 1993, AngloGold Ashanti mined 373,000 tonnes of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 ounces of gold using heap leach technology. Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 meters and 75 meters below the pit floor.

The Turmalina Deposit is hosted by rocks of the Archaean Rio das Velhas greenstone belt in the Iron Quadrangle region, one of the major gold provinces in the world.  The Pitangui area is underlain by rocks of Archaean and Proterozoic age.  Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments.  The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite.  Some fraction of the gold mineralization in the Turmalina Deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.

The Turmalina Deposit comprises three ore bodies: Principal Zone (Ore Body A), NE Zone (Ore Body B) and the CD Zone.  Ore Body A strikes azimuth 110° and dips at 55°-60°.  Gold grade zoning indicates a SE plunge of approximately 65°.  The body is 200 m to 250 m long and ranges in horizontal width from two meters to 30 meters, averaging approximately eight meters.  Ore Body B lies 50 meters to 100 meters east of the Ore Body A and has a similar attitude.  It is approximately 200 meters long and ranges from one meter to 12 meters in horizontal width, averaging approximately three meters. Mineralization extends to at least 350 meters below surface.  The CD Zone includes two narrow sub-zones approximately 50 meters vertically by 50 meters horizontally, ten meters in the hangingwall and ten meters in the footwall of the Ore Body A.

Jaguar completed a three-phase surface exploration program consisting of 93 diamond drill holes for a total of 30,196 meters.  The sampling approach and methodology, sample preparation and analysis, data verification, and quality assurance/quality control systems conform to industry standards.

Jaguar geology staff completed the correlation of the mineralized zones using a 1.0 gram per tonne Au cutoff grade and a 1.0 meter minimum width. Moreno & Associados of Belo Horizonte, Minas Gerais, Brazil, completed the mineral resource estimate using a block model methodology.  The mineral resources are summarized in Table 1-3.

TABLE 1-3 MINERAL RESOURCES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone		NE Zone		CD Zone			TOTAL
	(Ore Body A)		(Ore Body B)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/)	(t)	(g/t)	(oz)
Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Meas + Indic	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000

Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grade of 1.0 grams per tonne Au.
3.	A minimum mining width of 1.0 meters was used.
4.	Rows and columns may not total due to rounding.
5.	Mineral resources exclude previous production.
6.	The mineral resources are inclusive of mineral reserves.

Mineral reserves have been estimated based on the mineral resources. Mining factors have been applied. The breakeven cutoff grade based on operating costs of US$33.23 per tonne and a gold price of US$450 is approximately 2.6 grams per tonne Au. The incremental cutoff is approximately 1.5 grams per tonne Au. Due to the lack of selectivity in the mining method, all resources within the 1.0 grams per tonne Au envelope have been considered for reserves.

TABLE 1-4 MINERAL RESERVES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone		NE Zone		CD Zone			TOTAL
	(Ore Body A)		(Ore Body B)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/)	(t)	(g/)	(t)	(g/)	(oz)
Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000

Notes:
1.	Based on a gold price of US$450 per ounce
2.	Cutoff grade = 1.0 grams per tonne
3.	Dilution overall = 15%
4.	Extraction = 89%
5.	Reserves estimated according to CIM definitions
6.	Rows and columns may not add exactly due to rounding

Production based on the mineral reserves in Table 1-4 is further modified by a mine call factor of 97%, applied to grade. Base Case production totals 2,916,000 tonnes at a grade of 6.1 grams per tonne Au.

Jaguar proposes an open pit operation to mine approximately 3% of the mineral reserves. The open pit mine will produce 92,000 tonnes of ore at a grade of 5.4 grams per tonne Au, and a strip ratio of 2.57:1. The open pit phase will be followed by an underground mining operation using sublevel stoping with paste backfill in Ore Body A, and mechanized cut and fill in Ore Body B, to produce 1,000 tpd.

The open pit is a remnant of the original AngloGold Ashanti pit. The open pit design assumes approximately 40% of total stripping (238,000 tonnes) is weathered and altered material that will not require blasting. Mining is in progress by contractor, with approximately 75% of stripping complete as of July 2006. Ore mining has commenced. Ore is hauled to a stockpile at the plant, approximately 1.3 kilometers, and waste is hauled to the dumps, approximately one kilometer.

The underground mine will supply the large majority of millfeed during the mine life. Mining will be carried out in two zones - Ore Body A, comprising 77% of the underground reserve and Ore Body B, comprising 23%.

Ore Body A was explored previously during the AngloGold Ashanti open pit program. An access ramp at a grade of 12% was developed from outside the open pit and two levels were developed. Test mining extracted approximately 17,000 tonnes of ore, grading 5.24 grams per tonne Au. Dilution was estimated to be 20%.

The Scott Wilson RPA Turmalina Technical Report proposed to mine Ore Body A by sublevel stoping with paste backfill and Ore Body B by mechanized cut and fill, using waste fill.

Ore Body A is a tabular body, dipping at approximately 55° to 75°. The ore body is an average of 8.3 meters wide over a strike length of approximately 200 meters to 250 meters.  The ore body has been traced from surface at the bottom of the open pit at 690 masl to a depth of approximately minus 50 masl. Present reserves extend to the 150 masl elevation. Inferred resources extend to depth, offering good potential for extension of the mine life. Ore grade mineralization occurs in two main plunging shoots within the zone.

Ore Body B is tabular as well, dipping the same as Ore Body A, but is much narrower, averaging approximately 2.7 meters in width. Ore Body B reserves extend from 675 masl to a depth of approximately 200 masl and resources extend to approximately 0 masl. The ore body strike length is approximately 150 meters to 200 meters.

Ore Body A will be mined using longitudinal sublevel stoping. Access will be by extension of the existing ramp (5 meters x 5 meters, minus 15% grade).  Sublevels will be at 20 meter intervals with a five meter sill pillar left at every sixth sublevel, or 120 meters.  A 15 meter crown pillar will be left beneath the open pit.  Stope access (4 meters x 4 meters) will be via a central drift, with mining on a retreat basis within the stope. The stopes will be blasted in rings from sublevels on 20 meter lifts, with three lifts per stope. The plan calls for extracting all of the ore in a volume 60 meters high by full strike length (up to 200 meters) by ore width (8.3 meters average), then backfilling. Paste fill will be used to fill the stope before mining commences on the sublevel above. The paste, containing 4% cement, will be piped from the paste fill plant on surface through boreholes and be distributed in the mine by a piping network.  In Scott Wilson RPA’s opinion, there is some risk related to the size of the openings to be filled and consideration should be given to filling smaller openings on a more frequent basis. This can be done with the present layout, however, it will introduce curing time to the cycle and stoping productivity will be affected. This can be mitigated by having more workplaces available. Another option is to leave sacrificial pillars in the stopes.  Scott Wilson RPA recommends that these options be studied for incorporation into the mine schedule.

For Ore Body B, a separate ramp will branch off from Ore Body A ramp.  Stopes will be approximately 60 meters vertical, with five meters sill pillars. Access to the stope will be by jump ramps from the main ramp. Backfilling material will come from two sources - waste generated at the open pit mine and waste generated by the underground development work. Surface waste will be excavated by loader/truck and dumped in a fill pass. Underground waste will trucked to the required area.

The process plant will employ a conventional CIP circuit for gold recovery. The estimated overall metallurgical recovery is 90%, based on a 92% leaching recovery and 97.8% adsorption/smelting recovery. The process flowsheet includes three-stage crushing/screening to minus 3/8”, primary grinding using a rod mill, secondary grinding using a ball mill, thickening, leaching, CIP carbon adsorption, elution, electrowinning, and smelting.

Tailings from the process plant will be pumped to a paste fill plant, where they will be dewatered. Cement will be added and the paste will be delivered underground by gravity. During times when underground fill is not required, the paste will be directed to the mined out open pit or, later, a tailings pond facility. Jaguar estimates that approximately 60% of tailings will be re-used as backfill, 10% will go into the open pit, and 30% will be stored in the tailings pond. Future changes in reserves would impact these ratios.

Tailings pond location, design, and cost estimation have not been finalized - an allowance of US$1 million has been included in the Base Case, based on Jaguar’s experience in building tailings ponds at other operations.

Manpower for the Turmalina Project operating period totals 248.  It is based on productivity estimates for mining, and general convention for the other areas. Salaries have been established to be competitive in the region. Monthly base salaries range from US$250 for an entry level position to US$400 for a tradesman or experienced miner. A senior engineer salary is in the order of US$2,700 per month. Senior management salaries are approximately US$4,800 per month. Burden on top of the base salaries averages approximately 115%.

As of the time of the Scott Wilson RPA Turmalina Technical Report, Jaguar had obtained all permits required for construction and development work, which was in progress.

The Turmalina Plant is scheduled to ramp up to full production of 30,000 tonnes per month by mid-2007.  Jaguar reports construction progress to date:

•	Access	100% complete
•	Site Preparation	100% complete
•	Buildings	98% complete
•	Civil works (mainly concrete)	56% complete
•	Structural steel	16% complete
•	Tanks, platework	17% complete
•	Electrical (incl. 5 kilometers power line)	0% complete
•	Piping	0% complete
•	Instrumentation	0% complete
•	Paste fill plant	0% complete

Total pre-production and ongoing capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table.  The costs include a contingency of 10%.

TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. - Turmalina Project

US$ ‘000’s
Open Pit Mining	374
Underground Mine Development	3,341
Underground Mine Equipment	3,963
Plant Equipment	5,260
Plant Construction	7,984
Infrastructure Construction	1,897
Land Acquisition	2,118
EPCM	4,020
Commissioning	45
Environment	1,543
Tailings Dam	1,000
Total	$31,545

Pre-production costs included above total US$28.7 million, with US$15.8 million incurred or committed as of June 30, 2006. Jaguar estimates that the cost to complete preproduction construction and development is US$12.9 million. US$2.8 million in ongoing capital costs include the final land acquisition payment (US$350,000), environmental testing (US$80,000), tailings pond construction (US$1 million), and closure costs (US$1.4 million). Capital costs do not include working capital or salvage credits upon closure.

Operating costs have been estimated from first principles and are following table:

TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. - Turmalina Project

US$/tonne milled
Underground Mining	16.60
Processing	13.93
G&A	2.58
Environment	0.12
Total	$33.23

Conclusions and Recommendations

The work completed by Jaguar to date has shown that the Turmalina Project is robust at current gold prices and shows a positive operating margin at the Base Case gold price of US$450 per ounce.  Scott Wilson RPA offered the following conclusions in the Scott Wilson RPA Turmalina Technical Report:

•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but noncompliance issues should be addressed on a timely basis.

•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS do Brasil Ltda. (SGS) laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral resources and reserves have been estimated according to the requirements of CIM definitions and, in Scott Wilson RPA’s opinion, are compliant with NI 43-101.

•	Stope extraction does not include an allowance for ore loss, however, the overall extraction of 89% should be adequate.

•	Dilution rates of 15% are reasonable, however, previous testing indicates that dilution rates up to 20% may occur.

•	There is some risk related to the size of the underground openings to be backfilled.

•	The use of the open pit for tailings deposition is nominally an expedient alternative, however, a tailings pond facility will be required once the open pit is filled.

•	Scott Wilson RPA presented the following recommendations in the Scott Wilson RPA Turmalina Technical Report:

•	Assess the potential for lateral and downward extension of mineralization and extend diamond drilling programs as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QAIQC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.

•	Consideration should be given to backfilling smaller openings on a more frequent basis.

•	Investigate the following items before placing tailings in the open pit:

•	Crown pillar stability to prevent inrush into the mine workings.
•	Proper sealing of the vent raise connection from the bottom of the open pit to the mine.
•	The effect of water on the tailings during the rainy season and the prevention of liquefaction.

•	Proceed with detailed design and cost estimation for the proposed tailings pond facility.

For additional details regarding the information set forth in this section regarding the Turmalina Gold Project, please refer to the Scott Wilson RPA Turmalina Technical Report, which is filed on SEDAR.

Current Project Status

Commissioning at Turmalina began in November 2006 and the first gold pour was conducted in January 2007.  Turmalina is an underground mine utilizing the "sublevel stoping" and the "cut and fill" mining methods with paste fill.  Turmalina is currently processing 1,300 tonnes per day of ore in its CIP plant.  Turmalina produced 45,527 ounces of gold in 2007 and 72,785 ounces of gold in 2008.

TechnoMine Turmalina Expansion Technical Report

Introduction

Jaguar retained TechnoMine to prepare an NI 43-101 compliant feasibility study on the expansion of its Turmalina operations (the “Turmalina Expansion Project”), which includes the Satinoco Ore Body (“Ore Body C”) and the existing Turmalina Ore Bodies A and B mineral resources and reserves.  TechnoMine issued the Turmalina Expansion Technical Report on September 9, 2008.  The Turmalina Expansion Project is controlled by Jaguar’s fully-owned subsidiary MTL.  The TechnoMine Turmalina Expansion Technical Report study was preceded by two technical reports on the Ore Body C, also prepared by TechnoMine and filed on SEDAR on October 22, 2007 and February 5, 2008.  The Ore Body C is also referred herein as the Satinoco Target and the Satinoco Structure.

The Turmalina mining complex is located approximately 120 kilometers northwest of Belo Horizonte and 6 kilometers south of the town of Pitangui, Minas Gerais, Brazil.  Turmalina comprises six (6) contiguous mining concessions covering an area of 4,787 ha and was acquired from AngloGold Ashanti in September 2004.  The Ore Body C is located within the Turmalina concessions.   Jaguar has 100% ownership subject to a 5% on net revenue interest up to US$ 10 million, and 3% thereafter, to an unrelated third party.  In addition, there is a 0.5% on net revenue interest payable to the landowner.

The Turmalina Mine currently encompasses Ore Bodies A and B and is currently producing 360,000 tpy (ROM).  The Turmalina Expansion Technical Report addresses the incremental 250,000 tpy to be produced by both the Ore Bodies A and C, which will increase Turmalina production to 610,000 tpy.  The expanded output is expected to reach 480,000 tonnes in 2008 and 610,000 tonnes by 2009.  The Ore Body C will contribute about 136,000 tpy in 2008 and starting in 2009, 200,000 tpy.

Geology

The Turmalina ore bodies are hosted by rocks of the Pitangui Group, considered a NW “geological window” of the Archean Rio das Velhas greenstone belt in the Quadrilátero Ferrífero (“Iron Quadrangle” or “QF”).  This region is one of the major gold provinces in the world.  In the Pitangui area various small and historical alluvial or superficial mines were active during the Brazilian Gold Cycle (17th an 18th centuries).

The Turmalina ore bodies are underlain by rocks of Archaean and Proterozoic ages. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types are metamorphosed pelites, tuffs, and banded iron formations (“BIF”) locally.

The gold metallogeny in the Iron Quadrangle has a complex history.  Initially, in the Archean period, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations and chert-hosted, sulfide-rich gold deposits.  Later shear zones with hydrothermal activity promoted both remobilization and local concentration of gold.

A portion of the gold mineralization in the Turmalina deposits may be due primarily to exhalative deposition associated with the BIF.  However, most of the gold content is associated with rocks that show increases in sericite, quartz, and biotite content.  Consequently, the deposit can be broadly classified as epigenetic related to a mesothermal system containing auriferous silicification in local structural features within a wider shear zone.

The Turmalina deposits were discovered by AngloGold Ashanti’s geological and geochemical exploratory works done in the 1979-1988 period.  There were neither surface excavations, nor evidences of historic artisan miner’s activities over the Turmalina and Satinoco deposits at that time.

The deposits comprise three zones: the Ore Bodies A and B (currently operating mines) and the Satinoco structure.  Ore Body A strikes azimuth 110º and dips 55-60º. Gold grades zoning indicates a SE plunge of approximately 65º.  The zone is 200-250 m long and ranges in horizontal width from 2 m to 30 m, averaging approximately 8m.  Ore Body B lies 50 m to 100 m east of Ore Body A and has a similar attitude.  It is approximately 200 m long and ranges from 1 to 12 m in horizontal width, averaging approximately 3 m.  The mineralized body extends to at least 550 m below the surface.

The Satinoco Structure has three mineralized sectors located in a parallel structure about 300 m west of Turmalina’s Ore Body A, also with similar altitudes, with strike lengths of 100 to 200 m and 3 to 4 m wide.  These ore shoots are open at depth, below the current 420-m drilling limit.

All these mineralized zones or ore bodies are quartz-sulfide-rich rocks with variable increases of sericite, chlorite, biotite or carbonates, plunging to ENE.  Gold is present in small free grains associated mainly with arsenopyrite and quartz.

Mineral Resources and Reserves

This section combines the Ore Body C mineral resources and reserves with those reported in the Scott Wilson RPA Turmalina Technical Report, as reviewed and accepted by TechnoMine, which included Ore Body A (referred to as “Principal” in the Scott Wilson RPA report) and Ore Body B (referred to as "NE Zone" in the Scott Wilson RPA report).

Tables 1.3 and 1.4 below show mineral resources for Ore Bodies A and B as reported in the Scott Wilson RPA Turmalina Technical Report.

TABLE 1-3 MINERAL RESOURCES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone (Ore Body A)		NE Zone (Ore Body B)		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Measured + Indicated	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000

Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grade of 1.0 grams per tonne Au.
3.	A minimum mining width of 1.0 m was used.
4.	Rows and columns may not total due to rounding.
5.	Mineral resources exclude previous production.
6.    The mineral resources are inclusive of mineral reserves.

Mineral reserves have been estimated based on the mineral resources.  Mining technical and economic factors have been applied.  The breakeven cut-off grade based on operating costs of US$ 33.23 per tonne and a gold price of US$ 450, is approximately 2.6 grams per tonne Au.  The incremental cut-off is approximately 1.5 grams per tonne Au.   Due to the lack of selectivity in the mining method, all resources within the 1.0 grams per tonne Au envelope have been considered for reserves.

TABLE 1-4 MINERAL RESERVES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone (Ore Body A)		NE Zone (Ore Body B)		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000

Notes:
1.	Based on a gold price of US$ 450 per ounce
2.	Cutoff grade = 1.0 grams per tonne
3.	Dilution overall = 15%
4.	Extraction = 89%
5.	Reserves estimated according to CIM definitions
6.	Rows and columns may not add exactly due to rounding
7.	Expected process recovery = 90%.

Production based on the mineral reserves in Table 1-4 is further modified by a Mine Call Factor (“MCF”) of 97%, applied to grade.  Base Case production totals 2,916,000 tonnes at a grade of 6.1 grams per tonne Au.

The total ore mined out since the beginning of the operations at Turmalina in November 2006 has been reported by Jaguar as follows.

2007 production: 347,000 tonnes with an average grade of 4.37 grams per tonne  = 45,527 ounces Au
2008 production: 481,000 tonnes with an average grade of 5.46 grams per tonne =   72,785 ounces Au

Mineral Resources - Ore Body C

The following data was used to estimate the mineral resources at the Ore Body C:

•	AngloGold Ashanti’s exploration program from 1979 to 1988, which included 9 diamond drill holes totaling 1,524 meters and about 250 meters of trenches.

•	Jaguar’s three-phase surface diamond drilling program from 2004 to 2007, as summarized below:

•	Phase 1: 5,501 meters drilled in 35 holes. This program tested the continuity of the mineralized body between the weathered zone and up to 200 meters below the surface.

•
Phase 2: 3,338 meters drilled in 24 complementary infill holes to create a 25 x 60 meter grid between the surface and 100 meters below and to test the continuity of the mineralized body up to 350 mmeters above sea level.

-
Phase 3: In 2007, an additional drill hole campaign was carried out, which consisted of 12,763 meters drilled in 48 holes.  Results from holes FSN 10 to 68 from this campaign were included in estimating mineral resources contained in the original TechnoMine Satinoco Target Resource Statement technical report dated October 22, 2007.  Results from the remaining drill holes FSN 69 to 113 were included in the TechnoMine Satinoco Target Resource Statement technical report dated February 5, 2008.  Results from drill holes FSN 114 to 116 have been included in this feasibility study.  From the total 12,763 meters drilled, 11,889 meters were utilized to estimate the mineral resources.

•
Underground Development: in 2007, a horizontal drift excavation was started from the Turmalina ramp in order to access the central portion of the Satinoco Structure. The purpose was to expose the Satinoco mineralized body along strike. The underground developments are progressing and now total about 822 meters. Jaguar’s exploration and development plans at the Turmalina mining complex include additional underground drilling to define the Satinoco zones that cannot be drilled from the surface, in order to further increase estimated mineral resources in future studies.

Exploration activities resulted in total estimated measured and indicated resources of about 173,900 ounces Au and inferred resources of approximately 57,100 ounces Au as detailed in the table below.

The Ore Body C mineral resource estimate was prepared by MCB Serviços e Mineração Ltda. (“MCB”), a Belo Horizonte-based consulting company, under the supervision of Jaguar’s Chief Geologist, Jaime Duchini and the author of this feasibility study.

Ore Body C Mineral Resources Cut-off Grades: 0.3 Au (g/t) - Oxide and 1.5 Au (g/t) Sulfide
Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Oxide	Measured	55,280	3.12	5,550
	Indicated	72,120	2.55	5,920
	Measured and Indicated	127,400	2.80	11,470
	Inferred	400	0.46	10
Sulfide	Measured	470,220	3.58	54,150
	Indicated	1,026,380	3.28	108,280
	Measured and Indicated	1,496,600	3.37	162,430
	Inferred	479,340	3.71	57,090
Total	Measured	525,500	3.53	59,700
	Indicated	1,098,500	3.23	114,200
	Measured and Indicated	1,624,000	3.33	173,900
	Inferred	479,740	3.70	57,100

MineSight software was used. The adopted capping grade was 30 grams per tonne, while the cutoff grade selected for the estimation was 0.30 grams per tonne for oxide and 1.5 grams per tonne for sulfide resources. Poor variography eliminated the option of kriging and the inverse squared distance (“ISD”) method was adopted to weigh composites grades within the blocks.

Mineral Resources at the Ore  Body A that will be used in the Expansion Project

The mineral resource estimate summarized below was prepared by Jaguar’s Chief Geologist, Jaime Duchini and the author of the TechnoMine Turmalina Expansion Technical Report.  [

Ore Body A Mineral Resources included in the Expansion Project
Cutoff Grade: 1.0 Au (g/t)
Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Sulfide	Measured	0	0	0
	Indicated	391,700	8.23	103,700
Total	Measured and Indicated	391,700	8.23	103,700
	Inferred	0	0	0

Expansion Project Total Mineral Resources

Expansion Project Total Mineral Resources (Ore Bodies A and C)

Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Oxide	Measured	55,280	3.12	5,550
	Indicated	72,120	2.55	5,920
	Measured and Indicated	127,400	2.80	11,470
	Inferred	400	0.46	10

Sulfide	Measured	470,220	3.58	54,150
	Indicated	1,418,080	4.65	211,980
	M+I	1,888,300	4.38	266,130
	Inferred	479,340	3.71	57,090

Total	Measured	525,500	3.53	59,700
	Indicated	1,490,200	4.55	217,900
	Measured and Indicated	2,015,700	4.28	277,600
	Inferred	479,740	3.70	57,100

The mineral reserves estimates are summarized on the next page and were prepared by Minere Engenharia Ltda (“Minere”), under the supervision of the author of the TechnoMine Turmalina Expansion Technical Report.

Mineral Reserves at the Ore Body C

Ore Body C Proven and Probable Mineral Reserves

Type	Reserve Category	Tonnage (t)	Au (g/t)	0z Au
Oxide	Proven	19,500	4.02	2,520
	Probable	35,700	3.35	3,850
	Proven + Probable	55,200	3.59	6,370

Sulfide	Proven	353,300	3.40	38,650
	Probable	857,300	2.97	81,980
	Proven + Probable	1,210,600	3.10	120,630

Total	Proven	372,800	3.43	41,170
	Probable	893,000	2.99	85,830
	Proven + Probable	1,265,800	3.12	127,000

Open Pit Dilution:	12%
Underground Mine Dilution:	15%
Satinoco Overall Mining Recovery:	68%

Mineral Reserves at the Ore Body A that will be used in the Expansion Project

Ore Body A Proven and Probably Mineral Reserves that will be used in the Expansion Project

Type	Reserve Category	Tonnage (t)	Au (g/t)	oz Au
Sulfide	Proven	0	0	0
	Probable	418,800	7.16	96,410
	Proven + Probable	418,800	7.16	96,410

Mine Dilution:	15%
Mining Recovery:	93%

Expansion Project Total Mineral Reserves

Expansion Project Proven and Probable Mineral Reserves

Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Oxide	Proven	19,500	4.02	2,520
	Probable	35,700	3.35	3,850
	Proven + Probable	55,200	3.59	6,370

Sulfide	Proven	353,300	3.40	38,650
	Probable	1,276,100	4.35	178,390
	Proven + Probable	1,629,400	4.14	217,040

Total	Proven	372,800	3.43	41,170
	Probable	1,311,800	4.32	182,240
	Proven + Probable	1,684,600	4.12	223,410

Expansion Project Summary Data

•	Project Life (Ore Body C): 16 semesters, starting in the first semester of 2008.

•	Pre-production period: 12 months - It is anticipated that only 135,700 t will be added to current production during the pre-production period.

•	Measured and Indicated Resources:

Ore Body C: 1,624,000 tonnes at 3.33 grams per tonne (average) = 173,900 ounces Au
Ore Body A: 391,700 tonnes at 8.23 grams per tonne (average) = 103,700 ounces Au
Total: 2,015,700 tonnes at 4.28 grams per tonne (average) = 277,600 ounces Au

•	Mining Method: sublevel stoping for both Ore Bodies A and C

•	Cruise Production Rates (ROM): about 250 ktpy (Ore Body C) as an incremental production to current operations (Ore Bodies A and B: 360 ktpy), totaling 610 ktpy

•	Mining Average Dilution:

Ore Body C (open pit): 12%
Ore Body C (underground): 15%
Ore Body A: 15%

•	Mining Average Recovery:

Ore Body C: 68.0%
Ore Body A: 92.97%

•	Proven and Probable Reserves:

Ore Body C: 1,265,800 tonnes at 3.12 grams per tonne t (average) = 127,000 ounces Au
Ore Body A: 418,800 tonnes at 7.16 grams per tonne t (average) =   96,410 ounces Au
Total: 1,684,600 tonnes at 4.12 grams per tonne t (average) = 223,410 ounces Au

•	Mine Call Factor: 97%

•	Mill Feed Grades:

Ore Body C: 3.02 grams per tonne
Ore Body A: 6.94 grams per tonne
Average:  4.00 grams per tonne

•	Mill Feed Gold:	216,710 ounces

Ore Body C: 123,190 ounces
Ore Body A: 93,520 ounces
  Total: 216,710 ounces

•	Process Route: Crushing/Screening - Grinding -Leaching - CIP - ADR (including Elution, Electrowinning, and Smelting)

•	Metallurgical Recovery: 90% (average)

•	Total “Salable” Gold: 195,040 oounces

Ore Body C: 110,870 ounces
Ore Body A: 84,170 ounces
Total: 195,040 ounces

Permitting

Mining Rights

The Turmalina mining complex entails the mining concessions (ultimate mineral right), all in good standing and shown in the table below.

Turmalina Mining Concessions
DNPM Mining Concession	Area (ha)
832203/03	996
812004/75	880
803470/78	952
830027/79	120
812003/75	980
831617/03	859

Environmental Licensing

Original Turmalina Project Licenses

In 2005, MTL applied for the Previous License (“LP”) related to the original Turmalina Gold Project, for both the open pit and underground exploitation of the sulfide mineralized body, in connection with Mining Concession DNPM 812.003/75 and the mineral processing plant.  The LP was granted to MTL in October 2005.  The submitted environmental study, along with the LP application, formed an Environmental Control Report (“RCA”).  The Implementation License (“LI”) for the original Turmalina mine and mill undertaking was applied for in November 2005.  In August 2006, COPAM granted MTL the LI, after the PCA’s analysis.

The Operation License (“LO”) for the original Turmalina Gold Project was applied for in March 2007 and granted in June 2008.  The LO does not cover the tailings disposal system, since the system originally foreseen was revised by Jaguar (See item 1.5.3 below, which portrays the ongoing licensing for the tailings disposal system).

Expansion Project Licenses

Minas Gerais State Decree 44.844/2008, dated 06/25/08 establishes that given the operating situation and production status prevailing in the Turmalina mining complex, Jaguar was allowed to apply directly for an LO for the Expansion Project.

The RCA and the Environmental Control Plan (“PCA”) studies related the LO for the Turmalina Expansion were submitted to SUPRAM in October 2008.

The LO award for the Expansion Project is expected to occur in April 2009.

In order to be able to start the development works at the Expansion Project, Jaguar applied for Environmental Authorization for Operation (“AAF”), as reported below.

An AAF for the new underground operations (Ore Body C) - mining right DNPM 803470/1978 was applied for in July 2008, based on the fact that this ore body is part of an operating mine.

Two (2) AAFs may and are intended to be applied for in connection with the Ore Body C open pit mine.  The Expansion Project lies within two (2) Mining Concessions (DNPM 812003/1975 and DNPM 803470/1978), thus affording Jaguar the right to request two (2) AAFs.  They were applied for in November 2008 and are expected to be granted in February 2009.

Each AAF for an open pit mine allows for the mining of 50,000 tpy, while for an underground mine it permits to mine 100,000 tpy.

Turmalina and Turmalina Expansion Tailings Disposal Systems Licenses

The LI for the tailings disposal system was applied for in November 2007, when the EIA/RIMA and the PCA were submitted.  The tailings disposal system comprises a tailings dyke and a tailings dam.  The tailings dyke is a starting unit and will later be integrated into the tailings dam.  The application and pertinent documents are currently being analyzed by SUPRAM.  The LI award is expected to take place in February 2009. It is anticipated that the LO will be applied for in May 2009.  The tailings dyke is currently in operation and was audited by SUPRAM in May 2008.

Expansion Project Status

Equipment under Procurement

The equipment listed below is currently being procured.

EQUIPMENT	PERCENT PROCURED
Crushers	35%
Screens	35%
Belt Conveyors	No new BC required for the Expansion Project
Silos	No new Silo required for the Expansion Project
Third Grinding Mill	40%
Third Grinding Mill Classification Circuit	0% - On hold until the mill has been defined and pumps and cyclones sized.
Thickener	The Expansion Project does not call for an additional process thickener.
Additional Leaching Tanks	35%
Additional CIP Tanks	35%
Detox	50% - Has been ordered from CyPlus/EVONIK; delivery is expected during October 2008
Hydrometallurgical Pumps	35% - Current pumps will be kept; a set of pumps for the tailings (3 pumps in series) and a new tailings pipe are currently being acquired
Paste Fill Plant Equipment	80% - Equipment is already purchased; some have already been delivered, including cyclones, pumps, and the paste fill thickener

Infrastructure

Roads to Satinoco: The underground access to the sulfide ore body already exists.  The 100-meter access to the future open pit oxidized material still needs to be constructed.

Additional Infrastructure: Installation is needed for one (1) air compressor, a mine substation, and a ventilation shaft, for the underground sulfide ore body.  These items were properly budgeted.  Development activities and transportation of the open pit oxide material will be outsourced.

Capital Costs

The total nondiscounted investment estimate is US$ 25.5 million, as shown below.

INVESTMENTS	Unit: US$ 1,000

•CAPEX - Initial Investments (2007 - 2009)	(22,373)

•CAPEX - Operational (Q1 2008 to Q2 2009) and Post-Operation Investments	(3,146)
•Operation Shutdown (2015 to 2017)	1,895
•Environmental Closure (2015 to 2017)	921
•Work Capital	(0)
•Work Capital Recovery	0
•Salvage	0
•Stay in Business	(330)

•TOTAL INVESTMENT	(25,519)

Operating Costs

The total nondiscounted life of mine operating cost for the Turmalina expansion has been estimated at US$ 92.9 million.

Economic Analysis

The economic results presented in the table below - Base Case Scenario Summary of Economic Results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario presented below. The after-tax economic indicators from the Cash Flow Model and a Sensitivity Analysis (Appendix 02 of the TechnoMine Turmalina Expansion Technical Report) point to an economically robust project.

ECONOMIC ANALYSIS CRITERIA

•	Gold price	US$ 750 per troy ounces of gold

•	ROM Total Tonnage (Ore Body C)	1,265,800 t

•	ROM Total Tonnage
	(Ore Bodies A and C)	1,684,600 t

•	Mineral Reserves (Ore Body C)	1,265,800 t @ 3.12 grams per tonne Au,
containing approximately 127,000 ounces
•	Mineral Reserves
	(Ore Bodies A and C)	1,684,600 t @ 4.12 grams per tonne Au,
containing approximately 223,410 ounces

•	Mine Call Factor	97%

•	Mill Feed Grade
	(Ore Bodies A and C average)	(4.12)*(97%) = 4.00 grams per tonne

•	ROM Average “Cruise” Production	incremental 250,000 tpy to the current 360,000 tpy starting in 2009

•	Metallurgical Recovery	90%

•	Total Gold Production	195,040 ounces Au

•	Average Annual Gold Production	24,380 opy

•	Project Life (LOM - Ore Body C)	16.0 semesters

•	CAPEX (Ore Body C)	US$ 25.5 million (straight)

•	Production Start (Ore Body C)	First semester of 2008

•	Production Finish (Ore Body C)	Second semester of 2015

•	Exchange Rate	Construction Period:
US$ 1.00 = R$ 1.70

Production Period:
US$ 1.00 = R$ 2.00

•      Depreciation and amortization have been prorated over the life of the Turmalina expansion.

The cumulative operating profit has been estimated at US$ 51.1 million, while the after-tax cumulative profit estimate is US$ 41.3 million and the cumulative net cash flow estimate is US$ 15.8 million.

Base Case Scenario: Summary of Economic Results

Turmalina Expansion Project (Phase I - 610 ktpy)	Economic Indicators
IRR (% per year)	106.3
NPV @ 0% - [US$]	15.8 million
NPV @ 5% - [US$]	11.6 million
NPV @ 8% - [US$]	9.7 million
NPV @ 10% - [US$]	8.6 million
NPV @ 12% - [US$]	7.7 million
Payback Period (straight)	1.98 semesters
Payback Period @ 8%	2.07 semesters
Payback Period @ 10%	2.09 semesters
Payback Period @ 12%	2.11 semesters
Life of Mine Production	16.0 semesters

•	Average Cash Cost	US$ 488 per ounce Au

•	Total Production Cost	US$ 619 per ounce, including invested capital

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 675/ounces Au	IRR = 30.9 % py
Gold Price = US$ 725/ounces Au	IRR = 76.2 % py
Metallurgical Recovery = 92%	IRR = 133.0 % py
Metallurgical Recovery = 89%	IRR = 95.3% py

Investment + 10%	IRR = 67.4 % py
Investment + 5%	IRR = 83.3 % py

OPEX + 7%	IRR = 73.1 % py
OPEX - 5%	IRR = 135.3 % py

Mill Feed Grade + 3% (4.12 grams per tonne)	IRR = 144.4 % py
Mill Feed Grade - 3% (3.88 grams per tonne)	IRR = 79.0 % py

Interpretation and Conclusions

It is TechnoMine’s conclusion that the Turmalina Expansion is low-risk and robust.  It has been extensively studied from a technical standpoint and is supported by extensive exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies.  The technical work for the expansion was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts.  Key pieces of equipment have been purchased or are in the final procurement stage.  Cost estimates are based on solidly supported process routes, mining methods, and plans, being within the +/- 15% accuracy range.

Based on the aforementioned conclusions and on the strong economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Turmalina Expansion to be feasible and attractive.  Related technical and economic risks are small.

Recommendations

TechnoMine recommends Jaguar to proceed with the implementation of the Turmalina Expansion.

Although the Turmalina Expansion is feasible and robust at its current size, it is recommended that exploration efforts continue not only at the Turmalina mining complex, but also at other targets in the region.  An increased resource base will give rise, via a further consolidated feasibility study, to increased reserves, which, in turn, may significantly improve the financial performance of the expansion.

The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for the augmented project.

The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound and smooth transition in the increase of project size.

TechnoMine Paciência Technical Report

Introduction

Jaguar retained TechnoMine to prepare an NI 43-101 compliant feasibility study on the on the Paciência-Santa Isabel Mine Project (the “Paciência-Santa Isabel Project” or the “Paciência-Santa Isabel Target”).  TechnoMine issued its report on August 7, 2007.  The following description of this project is derived from the summary contained in the TechnoMine Paciência Technical Report.

Paciência-Santa Isabel Project is located 81 kilometers from Belo Horizonte and 23 kilometers from Itabirito, in the state of Minas Gerais, Brazil. The area has good infrastructure and the Paciência-Santa Isabel Project site can be accessed by 18-wheel trucks on paved and dirt roads.

MSOL, Jaguar’s 100%-owned subsidiary, purchased several properties from AngloGold Ashanti in 2003, including the Paciência-Santa Isabel Target, which was the object of the TechnoMine Paciência Technical Report.  The Paciência-Santa Isabel Target comprises one mineral right covering an area of 1,000 hectares.  The Paciência-Santa Isabel Target is part of Jaguar’s Paciência mining complex, which includes several mineral rights covering an area of approximately 17,500 acres.

Mining operations at the Santa Isabel Mine commenced in April 2008 as the Paciência Plant entered the commissioning phase.  Paciência reported its first gold pour on July 24, 2008 and produced a total of 24,364 ounces of gold by the end of 2008.

During 2008, power for the Paciência-Santa Isabel operations was partially supplied by CEMIG, the local power utility company.  A total diesel-generated installed power of 4.2 MVA (3.5 MW; one 0.5 MW generator in stand by) was implemented to replace high-cost energy, especially during peak demand hours.

Fresh water to supply the mine and plant is provided by the Tejuco Creek, a tributary to the Rio das Velhas (“das Velhas River”).  A pump station is located in the river about 2.6 kilometers from the Santa Isabel Project’s main water tank.

A digital-technology based telephone communication system is supplied by Embratel, a leader in corporate communication solutions.  The system accommodates a 30-channel link for voice communication and a digital data connection with MSOL’s head office in Belo Horizonte, where a shared link provides safe Internet and Intranet access.

Geology

The Paciência-Santa Isabel Project area hosted various productive and historical mines during the Brazilian Gold Cycle (17th an 18th centuries), such as the Cata Branca Mine, the Rainha Mine, Morro de São Vicente, Marzagão, Bahú, etc.  The Project properties are situated in the Iron Quadrangle, including the Paciência-Santa Isabel Target (which is the object of the Paciência-Santa Isabel feasibility study).  This well-known prolific mining area comprises rocks ranging in age from Archean to Upper Proterozoic. Numerous gold and iron deposits are associated with these rocks.

The gold metallogeny in the Iron Quadrangle has a complex history.  Initially, in the Archean period, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations and chert-hosted, sulfide-rich gold deposits. Shear zone related gold deposits were also generated at that time.

Gold mineralization at the Paciência-Santa Isabel operations area occurs in two forms. The dominant form is associated with disseminated sulfide in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in the shear zone.  The second form is in the basal conglomerate of the Moeda Formation. The second type of mineralization is not considered in the TechnoMine Paciência Technical Report.

The gold mineralization of the Santa Isabel Target is related to the Paciência trend. This trend was discovered and intensively mined in the 17th and 18th centuries and now it is recognized by large surface excavations and old mines distributed in a continuous straight line. The ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. The gold occurs in small visible nuggets in the quartz or inside the sulfide. These quartz-rich zones exhibit boudinage shapes, with thicknesses variable from centimeters up to 30 meters, width between 10 meters and 200 meters and hundreds of meters of continuity following the plunge. The gold grades are variable, and grades between 100 to 500 grams per tonne are not uncommon due to the existence of coarse gold.

Mineral Resources

The mineral resource estimate was prepared by Moreno & Associados (“Moreno”), a Belo Horizonte based consulting company, under the supervision of the author of the TechnoMine Paciência Technical Report, and is shown in the table below.

  Paciência Gold Project Santa Isabel Mine - Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	871,170	5.59	156,590 (36.4%)
Indicated (I)	1,702,230	5.00	273,670 (63.6%)
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580

The software used was MineSight. The adopted capping grade was 95 grams per tonne, while the cut-off grade selected for the estimation was 1.5 grams per tonne. Poor variography eliminated the option of kriging and the ISD method was adopted to weigh composites grades within the blocks. See Appendix 01 of the TechnoMine Paciência Technical Report for Moreno’s Mineral Resource Final Report.

Mineral Reserves

  Paciência Gold Project Santa Isabel Mine - Reserve Estimate

	Tonnage (t)	Grade (g Au/t)	Ounces (ounces Au)
Proven (Pv)	987,900	4.52	143,580
Probable (Pb)	1,726,000	4.52	250,870
Total (Pv + Pb)*	2,713,900	4.52	394,450
* 2,260 ounces of gold, corresponding to test mining production during 2006 (21,742 t at 3.23 grams per tonne) have not been deducted from the above stated reserves.

The Cut and Fill Method has been adopted for the Paciência-Santa Isabel Project.  The Mining Plan showed a 91.7% recovery and a dilution of 15%.  Hence, the estimated total tonnage that will be mined is:

[(2,573,400 t)*(0.917)*(1.15)] = 2,714,000 t.

The ROM average diluted average is estimated at:
[(5.20 grams per tonne)]/(1.15) = 4.52 grams per tonne

(Proven + Probable) Reserves are currently estimated at:

Pv + Pb = (2,714,000 t) * (4.52 g / t) = 394,450 ounces Au

Proven Reserves   = (0.364)*(2,714,000) =    987,900 t @ 4.52 grams per tonne = 143,580 ounces Au
Probable Reserves = (0.636)*(2,714,000) = 1,726,100 t @ 4.52 grams per tonne = 250,870 ounces Au

A Mine Call Factor (“MCF”) of 97% has also been adopted based on the experience of the feasibility study’s mining team. Therefore, the estimated Mill Feed grade is:

4.52 * 0.97 = app 4.384 grams per tonne and the estimated to-the-mill amount of ounces of gold is (394,450 ounces Au) * (0.97) = (2,714,000 t) * (4.384 grams per tonne) = approx. 382,600 ounces Au

Considering the Overall Metallurgical Recovery (93%), the estimated total salable ounces of gold is (382,600)*(0.93) = 356,000 ounces Au.

Project Summary Data

•	Project Life:	9.7 semesters, starting in the second quarter of 2008

•	Pre-production period:	5 months

•	Measured and Indicated
Resources:		2,573,400 t at 5.20 grams per tonne (average) = 430,260 ounces Au

•	Mining Method:	Cut and Fill

•	Production Rates (ROM):	400 kt / year (2008) and 600 kt / year (following years),
514 kt in 2012

•	Mining Average Dilution:	15%

•	Mining Average Recovery:	91.7%

•	Proven and Probable
	Reserves (ROM):	2,714,000 t at 4.52 grams per tonne = 394,450 ounces Au

•	Mining Call Factor:	97%

•	To-the-Mill Grade:	4.39 grams per tonne

•	To-the-Mill Gold:	382,600 ounces Au

•	Process Route:	Crushing/Screening - Grinding - Gravity Separation -
Leaching - CIP - ADR (including Elution and Electrowinning)

•	Metallurgical Recovery:	93%

•	Total salable ounces of gold:	356,000 ounces Au

•	Product:	Gold (bullion)

Permitting

On January 24, 2005 MSOL applied for the Previous License (“LP”) related to the Paciência-Santa Isabel Project. The LP was awarded to MSOL on July 27, 2006.  The environmental study, submitted along with the LP application, was an EIA/RIMA - as defined in item 21.4.1.  The Paciência-Santa Isabel Target’s EIA/RIMA is filed at Jaguar’s office in Belo Horizonte, Brazil.

On December 26, 2006 Jaguar submitted an application for the Implementation License (“LI”).  The environmental study submitted along with the LI application was an RCA, whose approval allows the completion of important works that need to be constructed in the area, such as the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the underground mine, installation of the Infrastructure (power and water supply systems, roads, etc.), and preparation of the waste dump area.

MSOL holds the Mineral Right DNPM 830.375/79 related to the property.  Jaguar applied for the Mining Concession last year. Jaguar was awarded the LI on May 17, 2007 and informed the DNPM shortly thereafter. This is the last requirement that must be fulfilled by a mining company in order to be granted the related Mining Concession (the ultimate status of Mineral Right).  Therefore, it is anticipated that MSOL will be awarded the Mining Concession for the Santa Isabel target soon.

After the installation of the Paciência Santa Isabel Project was completed and the environmental requirements were met, Jaguar applied for the Operation License (“LO”).  After the LO application was submitted, operations started under a Provisional Operation License issued 10 (ten) days after the filing date, as established in the state of Minas Gerais Decree Nº 44.309/06, dated June 5, 2006.   The Paciência Santa Isabel LO was received in October 2008.

Capital Costs

The total non-discounted investment estimate is US$ 47.7 million as shown below.

Investments	Unit: US$ 1,000
Operation Shutdown	(2,126)
Environmental Operation & Closure CAPEX	(515)
Work Capital	(722)
Work Capital Recovery	722
Salvage	7,256
Stay in Business	(450)
CAPEX - Pre- Operational Investments	(43,388)
CAPEX - Operational Investments	(8,505)
TOTAL INVESTMENTS	(47,729)

Operating Costs

The total non-discounted life of mine operating cost for the Paciência-Santa Isabel Project has been estimated at US$ 86.5 million.

Economic Analysis

The following economic results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario:

•	Gold price	US$ 600 per troy ounce of gold

•	ROM Total Tonnage	2,714,000 tonnes

•	Mineral Reserves	2,714,000 t @ 4.52 grams per tonne Au, containing 394,450
ounces

•	Mill Feed Grade (average)	4.39 grams per tonne

•	Mining Rate	400,000 t in 2008;
600,000 t per year starting in 2009;
513,700 t in 2012

•	ROM Average “Cruise” Production	1,755 tpd ROM (600,000 tpy: 342 days/year)

•	Metallurgical Recovery	93%

•	Gold Total Production	356,000 ounces Au

•	Gold Average Annual Production	73,300 opy

•	Project life (LOM)	9.7 semesters

•	CAPEX (total)	US$ 47.7 million (straight)

•	Average Cash Cost	US$ 252 per ounce Au

•	Total Production Cost	US$ 386 per ounce, including invested capital

•	Production Start	Second quarter of 2008

•	Exchange Rate	Construction Period: US$ 1.00 = R$2.00
Production Period: US$ 1.00 = R$2.30 (average)

•	Depreciation and amortization have been prorated over the Paciência-Santa Isabel Project life.

The Cumulative Operating Profit has been estimated at US$ 123.8 million, while the After-Tax Cumulative Profit estimate is US$ 98.0 million and the Cumulative Net Cash Flow estimate is US$ 49.5 million.

The primary after-tax economic indicators from the Cash Flow Model (Appendix 02 of the TechnoMine Paciência Technical Report, which also includes a Sensitivity Analysis) are summarized in Table 1.9.1.  The indicators point to an economically feasible project.

Table 1.9.1 - Base Case Scenario: Summary of Economic Results

Paciência Gold Project Santa Isabel Mine	Economic Indicators s
IRR (% per year)	26.2
NPV @ 0% - [US$]	49.5 million
NPV @ 5% - [US$]	26.4. million
NPV @ 8% - [US$]	17.8 million
NPV @ 10% - [US$]	13.6 million
NPV @ 12% - [US$]	10.2 million
Payback Period (straight)	4.81 semesters
Payback Period @ 8%	5.36 semesters
Payback Period @ 10%	5.44 semesters
Payback Period @ 12%	6.04 semesters
Life of Mine Production	9.7 semesters

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 520/ounces Au	IRR = 17.3 % py
Gold Price = US$ 680/ounces Au	IRR = 34.4 % py
Metallurgical Recovery = 92%	IRR = 25.5 % py
Metallurgical Recovery = 91%	IRR = 24.8 % py

Investment + 10%	IRR = 24.1 % py
Investment - 10%	IRR = 28.4 % py
OPEX + 10%	IRR = 23.5 % py
OPEX - 10%	IRR = 28.7 % py

Mill Feed Grade + 10% (4.83 grams per tonne)	IRR = 34.2% py
Mill Feed Grade - 10% (3.95 grams per tonne)	IRR = 21.7% py

Interpretation and Conclusions

It is TechnoMine’s conclusion that the Paciência-Santa Isabel Project is low-risk and robust.  It has been extensively studied from a technical standpoint and is supported by significant exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies.  The aforementioned technical work for this Paciência-Santa Isabel Project was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts.  Key pieces of equipment have been purchased. Cost estimates are based on solidly supported process routes, mining methods, and plans, being within the +/- 15% accuracy range.

Based on the economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Paciência-Santa Isabel Project to be feasible and attractive.  Related technical and economic risks are small.

Recommendations

TechnoMine recommends Jaguar to proceed with the Paciência-Santa Isabel Project’s implementation.

Although the Paciência-Santa Isabel Project is feasible and robust at its current size, it is our recommendation that the exploration efforts continue not only at the Paciência-Santa Isabel Property, but also at other targets in the Paciência mining complex. An increased resource base will give rise, via a consolidated feasibility study, to increased reserves, which, in turn, will significantly improve the financial performance of the Paciência-Santa Isabel Project.

The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for the augmented project.

The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound and smooth project size transition.

The basic project of the CIP tailings Detox Plant should start as soon as the process route is defined, based upon the ongoing Degussa/CyPlus test work being carried out by CyPlus at their research center facility at Hanau, Germany (Purchase Order issued on April 24, 2007).

Current Project Status

Construction of the Paciência CIP processing plant began immediately after the completion of the TechnoMine Paciência Technical Report.  Mining operations at the Santa Isabel Mine commenced in April 2008 as the new plant entered the commissioning phase.  Jaguar uses the cut-and-fill mining method at the Santa Isabel Mine.

On July 24, 2008, Paciência reported its first gold pour and operations were deemed commercial during the latter part of the fourth quarter of 2008 based on throughput rates.  Paciência produced 24,364 ounces of gold in 2008.

TechnoMine Quadrilátero Technical Report

The following description of the Sabará Zones A, B and C (Lamego), Catita, Camará, Morro do Adão, Juca Vieira (Catita II), Paciência - Santa Isabel, Bahú, Marzagão, Rio de Peixe, and Pilar properties is based on the summary contained in the TechnoMine Quadrilátero Technical Report.  Most of the mineral resources and reserves in the Iron Quadrangle have been updated since the date of the TechnoMine Quadrilátero Technical Report.  For updated information on Jaguar’s mineral resources and reserves in the Iron Quadrangle, see Table 1 under “Mineral Resources and Reserves”, above.

As of the date of the TechnoMine Quadrilátero Technical Report, Jaguar controlled the mineral rights, concessions and licenses to approximately 51,200 ounces of gold reserves at Sabará Zone B, 1,752,400 ounces of measured and indicated gold resources and 628,400 ounces of inferred gold resources.  Also as of such date, Jaguar’s proven reserves were contained within 641,000 tonnes of in situ measured resources at an average grade of 3.61 grams/tonne.  As presented in TechnoMine’s feasibility study issued on June 30, 2003, total ROM production for Zone B was estimated to enclose 61,700 ounces Au.  As of the date of the TechnoMine Quadrilátero Technical Report, proven reserves were estimated (based on a metallurgical recover of 83%) to total 51,200 ounces.  At the time of the TechnoMine Quadrilátero Technical Report, Jaguar had measured resources of 7.57 million tonnes at an average grade of 4.38 grams/tonne, indicated resources of 4.29 million tonnes at an average grade of 4.73 grams/tonne and inferred resources of approximately 3.86 million tonnes with an estimated average grade of 5.07 grams/tonne.  As of the date of the TechnoMine Quadrilátero Technical Report, measured and indicated resources together totaled approximately 11.86 million tonnes with an average grade of about 4.60 grams/tonne.

All of the Quadrilátero Gold Project properties are located in the Iron Quadrangle greenstone belt of the state of Minas Gerais, Brazil.  The properties are located within 60 kilometers of the city of Belo Horizonte, which serves as the commercial center for Brazil’s gold mining industry and has excellent infrastructure to support world-class gold mining operations.

The Iron Quadrangle region has historically produced significant quantities of gold at reasonable capital and operating costs from open pit and large scale underground mining operations.

The gold metallogeny in the Iron Quadrangle has a complex history.  Initially, in the Archean era, volcanic exhalative sedimentary processes in the greenstone belts produced BIFs and chemical sedimentary rock (“chert”), which hosted sulfide-rich gold deposits.  Shear zone-related gold deposits were also generated at that time.

The stratigraphy for the Iron Quadrangle is as follows from oldest (Archean) to youngest (Upper Proterozoic):

•	Tonalities, trondjemite, gneiss basement

•	Rio das Velhas Supergroup (Greenstone Belt)

•	Espinhaço Supergroup lying unconformably on the Rio das Velhas Supergroup

•	Minas Supergroup overlying with a tectonic angular and erosional unconformities the Espinhaço Supergroup

•	Itacolomi Group overlying with a tectonic angular and erosional unconformities the Minas Supergroup

The Rio das Velhas Supergroup is subdivided into two groups: Nova Lima and Maquiné. The Nova Lima Group consists of a greater-than-four kilometer thick eugeosynclinal succession including greywacke, carbonate schist, immature quartzite, quartz schist, conglomerate, banded iron formations, schistose tuff, graphitic schist, carbonate chert, phyllite, greenschist, and meta-ultramafic rocks.  The Maquiné Group consists of a 1.8 kilometer thick eugeosynclinal molasse including protoquartzite, grit conglomerate, phyllite, greywacke, and minor basal conglomerate.

A portion of the Archean-aged Nova Lima Group underlies all of Jaguar’s properties.  This group consists of a sequence of intensely folded and faulted volcanic and sedimentary rocks. These rocks consist of phyllite, mafic volcanic tuff, lesser conglomerate, dolomite, graphitic schist, banded iron formations, and chert.

Gold mineralization occurs in both sulfide and oxide forms and is hosted primarily in a narrow belt of BIFs and chert.  The width of the BIFs varies from 1 to 30 meters.  Gold is found to be associated to the sulfide-richer bands, essentially represented by pyrite and arsenopyrite.  The mineralized bodies are controlled by mineral stretching lineations and fold axis showing an average attitude (strike and dip) S70ºE - 45ºE.

The mineralization bodies are dominantly stratabound and are congruently folded and deformed with the host rocks. The deformation style is thrust fault-related folding with a westerly transport direction on the thrusts, followed by late east - west trending brittle faults (likely due to post-thrusting extensional stress relief) that aided in the orientation of quartz lodes and veining.

Mining in the Iron Quadrangle has consistently shown gold-bearing structures that display very consistent lateral and vertical persistence.  TechnoMine prepared a study for Jaguar on the depth continuity of gold-bearing mineralization in the Iron Quadrangle: “Potential Resource Base Increase due to possible depth continuity of mineralized bodies”.  The study was issued on October 29, 2002, and parts of it are addressed further in the TechnoMine Quadrilátero Technical Report.

Mina Grande is a good example of ore body persistence.  Mina Grande was the deepest mine ever operated in Brazil (more than 2,200 meters deep).  It was also one of the oldest mines in terms of continuous operations worldwide (from 1836 until 1995).  Mina Grande lies in what could be considered the center of the Iron Quadrangle’s gold-bearing area where all of Jaguar’s mineral regions are located.

Exploration and Development

In January 2004 Jaguar commenced a 24-month exploration effort that included both surface and underground exploration in several properties.  As of the date of the TechnoMine Quadrilátero Technical Report, Zone A exploration was complete and the corresponding results were used by Scott Wilson RPA to complete its Sabará Technical Report.(see below under “Scott Wilson RPA Sabará Technical Report” for a description of the Scott Wilson RPA Sabará Technical Report).  The total cost originally estimated for  the campaign was US$8,797,000, out of which US$4,881,000 (approximately 55 percent of the total estimated cost) was for developing underground ramps and drifts, and US$3,916,000 (approximately 45 percent of the total estimated cost) was for maps, surface and underground drilling, sampling, studies, environmental permitting and associated activities.

The original budget for the initial 24-month exploration program, as of the date of the TechnoMine Quadrilátero Technical Report, is set forth below.

ORIGINAL BUDGET FOR 24-MONTH EXPLORATION PROGRAM (US$)

FROM THE QUADRILÁTERO REPORT
(EXCLUDES TURMALINA PROJECT)

2004	2005	Total

Maps, Drilling, Sampling, Studies, Environmental Permits and Associated Activities

Sabará Region
Sabará Zone A	273,000	0	273,000
Catita/Juca Vieira	497,000	304,000	801,000
Paciência Region
Paciência	1,109,000	0	1,109,000
Rio de Peixe	217,000	17,000	234,000
Santa Bárbara Region
Mina do Pilar	498,000	496,000	994,000
New sites	505,000	0	505,000
Subtotal	$3,099,000	$817,000	$3,916,000

Underground Exploratory Developments: Ramps and Drifts

Sabará Region
Catita/Juca Vieira	898,000	2,689,000	3,587,000
Santa Bárbara Region
Mina do Pilar	466,000	828,000	1,294,000
Subtotal	$1,364,000	$3,517,000	$4,881,000

Total	$4,463,000	$4,334,000	$8,797,000

Jaguar conducted exploration at the Sabará Zone A during 2005 and 2006.  On February 17, 2006, Scott Wilson RPA completed a technical report on February 17, 2006 concerning mining and milling gold-bearing mineralization from the Sabará Zone A, Lamego (oxide) and Queimada properties and the remaining resources in Zone B, which are contained within the Quadrilátero Gold Project.  The results of this report are discussed below in “Scott Wilson RPA Sabará Technical Report”.

Since the date of the TechnoMine Quadrilátero Technical Report, Jaguar received the permit to complete construction of the new 1,500 tpd oxide Sabará plant in September 2005.  The new plant began crushing ore from Sabará Zone A in December 2005 and began producing gold in January 2006.

Mining operations at Sabará Zone B mine ended in the fourth quarter of 2005.  It is currently under reclamation.

At the time of the TechnoMine Quadrilátero Technical Report, exploration work was underway at Catita.  At such time, exploration work was also underway at Paciência/Santa Isabel Mine and is further discussed below under  “TechnoMine Paciência Technical Report".  Finally, at that time exploration work was also underway with respect the Pilar Mine; the developments with respect to the Pilar Mine are discussed below under “TechnoMine Caeté Technical Report”.

The TechnoMine Quadrilátero Technical Report stated that Catita’s trenching and drill programs had intersected mineralized zones confirming previous exploration results and identifying new zones for additional exploration.  Initial core and trench assays had returned interesting results with visible gold occurring in both the oxide and sulfide zones.  In January 2006, Jaguar began mining operations at the Catita Mine and started hauling its sulfide ore to the Queiróz plant of AngloGold Ashanti.  Mining operations at Catita concluded in the fourth quarter of 2006.

Jaguar utilized two laboratories for the preparation and analysis of its samples: Lakefield Geosol Laboratórios Ltda. (“Lakefield”) in Belo Horizonte-MG and SGS do Brasil Ltda. (“SGS”) in Betim-MG.  These labs are widely recognized and follow the standards established by the international community.  The labs merged in 2005.  Jaguar continues to use the surviving lab, SGS Geosol Laboratórios Ltda., for reporting results, but established its own lab adjacent to the Caeté Plant in the fourth quarter of 2005 for internal testing purposes.

The author of the TechnoMine Quadrilátero Technical Report stated that the sampling method and approach, entailing sample preparation, security and analytical procedures were adequate and were acceptable vis-á-vis the principles of good engineering practice.  They further stated that they did not personally verify any sampling or analytical data.  Such verification was performed by Jaguar’s Chief Geologist.  TechnoMine and the authors of the TechnoMine Quadrilátero Technical Report stated that the sample verification criteria, methods and procedures, were adequate and were acceptable vis-á-vis the principles of good engineering practice.

Based on the encouraging 2004 exploration results, the expanded geological knowledge of the several sites and favorable underground workings that provide required maneuverability to proceed with underground exploration, the TechnoMine Quadrilátero Technical Report recommended that Jaguar establish the scope of the 2005 portion of the Quadrilátero Gold Project’s Complementary Exploration Campaign as outlined in the budget shown below.  The budget shown below replaced the 2005 portion of the previous budget for the 24-month exploration campaign.  The author of the TechnoMine Quadrilátero Technical Report also recommended, at the time of the TechnoMine Quadrilátero Technical Report, that Jaguar proceed with a staged preparation of feasibility studies for the implementation and operation of the diverse projects that comprised the Quadrilátero Gold Project, within design criteria, plans, processes, and schedules compatible with good engineering practices and standards.

ORIGINAL BUDGET FOR PREPARATION OF FEASIBILITY STUDIES
(FROM THE TECHNOMINE QUADRILÁTERO TECHNICAL REPORT)

Regions/Projects	Estimated Cost (US$ 1,000)
Sabará Region (Catita (sulfide))	600
Paciência Region (Santa Isabel, Marzagão, Rio de Peixe)	1,600
Santa Bárbara Region	1,000
Total	$ 3,200

REVISED BUDGET FOR 24-MONTH EXPLORATION PROGRAM
(FROM THE TECHNOMINE QUADRILÁTERO TECHNICAL REPORT)

Project	Site	Drilling (m)	Drifts (m)	Cost Estimate (US$ 1,000)

Sabará	Camará	1,000		100
	Catita (sulfide)	4,000	2,500	4,150
	Morro do Adão	2,500	400	850
	Serra Paraíso	5,500		550

Paciência	Santa Isabel	3,500	400	950
	Marzagão	3,000		300
	R de Peixe (oxide)	2,000		200
	R de Peixe (sulfide)	1,400	500	890

Santa Bárbara	Pilar (Sulfide)	4,000	1,000	1,900
TOTAL		26,900	4,800	$ 9,890

Certain recent developments in the Sabará property described below in “Scott Wilson RPA Sabará Technical Report”, recent developments in the Paciência-Santa Isabel project are described above under “TechnoMine Paciência Technical Report”, and recent developments in the Pilar property are described below under “TechnoMine Caeté Technical Report”.

Scott Wilson RPA Sabará Technical Report

Jaguar completed a feasibility study of mining and processing mineralization at Zones A, B, C (Lamego) and Queimada and retained Scott Wilson RPA to prepare an independent technical report compliant with NI 43-101.  Scott Wilson RPA issued its report on February 17, 2006.  The Scott Wilson RPA report is no longer current and has not been updated to reflect any new information since the date of the report, including but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental.  The following description of this project is derived from the summary contained in the Scott Wilson RPA Sabará Technical Report.

The Sabará Project comprises development of a 400,000 tpa mining and heap leach facility, forecast to produce approximately 134,000 ounces of gold over a five year period.  Prestripping had been completed and the first bench of mineralization had been exposed before the issuance of the Scott Wilson RPA Sabará Technical Report.  Mining, crushing, heap leaching, and the carbon column/adsorption facilities were started in January 2006.

Economic Analysis

The Base Case estimated cash flow for the life of mine is shown in Table 1-1.  The projection was based on the following parameters.

Physicals

•	Mine life:	5.1 years, 400,000 tonnes per year
•	Start of production:	January 2006
•	Total millfeed:	2,046,000 tonnes at a grade of 2.8 grams per tonne Au. Mine call factor 97%
•	Strip Ratio:	4.2 to 1
•	Operations at 360 days per year

•	Mine production:

•	Zones A&C - up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 grams per tonne Au and a strip ratio of 4.11:1.

•	Queimada - up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 grams per tonne Au and a strip ratio of 4.24:1.
•	Zone B oxides - up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 grams per tonne Au.
•	Zone B sulphides - up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 grams per tonne Au.
•	Zone B stripping - 4.46:1 overall.

•	Processing - Zones A&C, Queimada, and Zone B Oxide at Sabará heap leach and ADR plant. Zone B Sulphide at Queiróz CIL plant.

•	Gold recovery:

•	Zones A&C - 74%
•	Queimada - 74%
•	Zone B Oxide - 70%
•	Zone B Sulphide - 92%

•	Total gold produced: 134,100 ounces, annual range from 18,800 ounces to 38,700 ounces.

Costs
•	Operating cost: US$10.98 per tonne processed, ranging from US$10.39 per tonne to US$13.25 per tonne. Open pit mining is by contractor.
•	Capital cost: Pre-production capital is estimated to be US$5.6 million
•	Sustaining capital: Ranges from US$40,000 to US$380,000
•	Closure costs: US$190,000.
•	Exchange rate: US$1.00 = 2.60 reais

Revenue
•	Gold price:	US$375 per ounce
•	Transport and insurance:	US$3.00 per ounce
•	Refining:	1% of gross sales
•	CFEM (federal) royalty:	1% of gross sales
•	Royalty to previous owners:	3.25% NSR

The Scott Wilson RPA Sabará Technical Report concluded that the pre-tax cash flow at US$375 per ounce gold was US$19.5 million.  At a discount rate of 8.0%, the pre-tax NPV was US$14.3 million.  The GI Total Cash Cost was US$182 per ounce.  The GI Total Production Cost is US$230 per ounce.

Jaguar’s after-tax NPV estimate at 8.0% discount rate was US$7.8 million, with a Project IRR of 82%.  Scott Wilson RPA did not review Jaguar’s tax model.

Figure 1-1 shows the Project sensitivity to various factors, including:
•      Head Grade
•      Recovery
•      Gold Price
•      Operating Cost
•      Capital Cost
•      Exchange Rate

FIGURE 1-1
SENSITIVITY ANALYSIS

TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. - SABARÁ PROJECT

TABLE 1-1 PRE-TAX CASH FLOW

JAGUAR MINING INC. - SABARÁ PROJECT

Notes:       1. Equivalent to Gold Institute Total Cash Cost.
2. Equivalent to Gold Institute Total Production Cost.

The Sabará Project is most sensitive to head grade and recovery.  At a then-current gold price of US$550 per ounce, the pre-tax NPV at 8 percent discount rate was US$32 million. The break even gold price resulting in zero pre- tax NPV at 8 percent was approximately US$235 per ounce.

The exchange rate used in the Scott Wilson RPA Sabará Technical Report for the Project was US$1.00 = 2.60 reais, vs. the rate in effect at noon on March 29, 2007 of 2.05 reais.

Conclusions and Recommendations

The feasibility work completed by Jaguar to date has demonstrated that the Sabará Project is robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of US$375 per ounce. Project construction is complete and production commenced in January 2006. The project is located in an area of current mining by Jaguar and could be considered as an extension of the prior Zone B operation.  In this context, some infrastructure and operating practices already exist, thereby minimizing some of the startup risks of a greenfields project.

Scott Wilson RPA made the following comments as observations on the Project development plan:

•
Mineral Resources and Mineral Reserves have been estimated according to the requirements of CIM Definitions and, in Scott Wilson RPA’s opinion, are compliant with NI 43-101 and appropriate for use in the Life of Mine Plan.

•
Metallurgical recoveries have been based on testwork, with the exception of the Queimada Zone, for which recoveries were assumed based on similarity of the deposit to Zones A&C.  In Scott Wilson RPA’s opinion, this is a reasonable assumption based on the proximity of the deposits and nature of the mineralization, however, as Queimada represents 37% of the forecast production, there is some higher risk associated with this zone.

•
Prior production experience from Zone B showed heap leach recoveries to be lower than expected due to difficulty in establishing the oxide/sulphide transition. Some risk remains in this area, however, Jaguar mitigated this by processing the Zone B sulphide ore at the Queiróz Plant.  Mining at Zone B concluded in the fourth quarter of 2005.

•
Operating and capital costs have been estimated from first principles, using Jaguar’s extensive experience in the area, particularly with contractors.  The Project capital cost risk is minimal in that the plant and pads are essentially complete.  All mining is to be done by contractors.

•
Permits are in place for the Project, with the exception of Zone C, for which permitting is being completed. This is in progress, and Scott Wilson RPA does not consider the permitting to be a significant risk.

Based on the review, Scott Wilson RPA made the following recommendations:

1.	Monitor the oxide/sulphide boundary closely in Zone B to ensure that the two types of mineralization are sent to the correct plants.
2.	Mine and leach ore from Queimada as soon as possible in the mine life to establish that leaching characteristics are in line with those forecast in the Life of Mine Plan.
3.	Carry out quarterly or semi-annual reconciliations between the resource model for each zone and grade delivered to the heaps or the plant.
4.	Continue to expedite and monitor the permitting process for Zone C.
5.	Consideration should be given to widening the berms in the pit designs from 2.5 meters, which is relatively narrow, to 7.5 meters by triple benching.

Technical Information

The Sabará Project is located approximately 40 kilometers east of Belo Horizonte, Minas Gerais, Brazil, and is accessed from Belo Horizonte by paved highway to the town of Sabará, then by eight kilometers of dirt roads.  Scott Wilson RPA visited the Sabará Project site in April and June 2005 and January 2006. The Property comprises Zone B, which was in operation from October 2003 until the fourth quarter of 2005, as well as Zones A, C (Lamego), and Queimada.  The history and geology of the project area is described above in “TechnoMine Quadrilátero Technical Report”.

Mineral Resources and Mineral Reserves

Mineral resources and mineral reserves have been estimated by Jaguar and reviewed by Scott Wilson RPA.  They are presented in the following two tables.

TABLE 1-2 MINERAL RESOURCES - DECEMBER 31, 2005 (no longer current)

Jaguar Mining Inc. - Sabará Project

Measured Resources
Zone	Tonnes	Grade (g/t)	Cont. Ounces
Zone A	282,000	2.29	21,000
Zone B	71,000	5.23	12,000
Zone C	438,000	2.31	33,000
Queimada	133,000	6.68	28,000
Subtotal	924,000	3.15	94,000

Indicated Resources
Zone	Tonnes	Grade (g/t)	Cont. Ounces
Zone A	810,000	2.05	53,000
Zone C	461,000	2.07	31,000
Queimada	298,000	5.27	51,000
Subtotal	1,569,000	2.67	135,000

Measured + Indicated
Zone	Tonnes	Grade (g/t)	Cont. Ounces
Zone A	1,092,000	2.11	74,000
Zone B	71,000	5.23	12,000
Zone C	899,000	2.19	64,000
Queimada	431,000	5.71	79,000
Subtotal	2,493,000	2.85	229,000

Inferred Resources
Zone	Tonnes	Grade (g/t)	Cont. Ounces
Zone A	397,000	2.26	29,000
Zone C	42,000	2.06	3,000
Queimada	4,000	2.37	<1,000
Total	443,000	2.24	32,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grades of 0.80 grams per tonne Au (2.50 grams per tonne Au in Zone B)
3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce.

4.	A minimum mining width of 2.0 meters was used.
5.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

TABLE 1-3 MINERAL RESERVES - DECEMBER 31, 2005 (no longer current)
Jaguar Mining Inc. - Sabará Project

Proven Reserves Zone
	Tonnes	Grade(Kt)	Cont. Gold (oz)
A + C Pit	651	2.20	46,000
Queimada Pit	136	6.18	27,000
B Pit	75	4.68	11,000
Total Proven	862	3.04	84,000

Probable Reserves Zone
	Tonnes	Grade (Kt)	Cont. Gold (oz)
A + C Pit	913	1.98	58,000
Queimada Pit	271	4.86	42,000
B Pit
Total Probable	1,184	2.63	100,000

Proven + Probable Reserves Zone
	Tonnes	Grade (Kt)	Cont. Gold (oz)
A + C Pit	1,564	2.07	104,000
Queimada Pit	407	5.28	69,000
B Pit	75	4.68	11,000
Total	2,046	2.80	184,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cutoff grades of 0.80 grams per tonne Au (2.50 grams per tonne Au in Zone B Sulphides)
3.	Mineral Reserves are estimated using an average long-term gold price of US$375 per ounce.

Mining

Mining operations are carried out in three locations - Zones A & C Pit, Queimada Pit, and, formerly, Zone B Pit.  Zone B was operated as an open pit mine by Jaguar commencing in 2003.  The ore is hauled by truck to the Caeté Plant for processing.  The Zone B operation was shut down in mid-2005 due to poor economics related to lower than expected recoveries, associated with the oxide/sulphide transition ore.

Ore is hauled to the Sabará plant approximately one kilometer from Zones A & C and approximately two kilometers from Zone B.  Waste is hauled to local dumps, on average, approximately 500 meters from the respective pits.

Mineral reserves were derived from the resources for Zone A&C and Queimada by adding dilution and preparing optimized pit designs.  Zone B mineral reserves were determined by depletion of the original resource and reconciliation to production.

The dilution factor for Zone A & C and Queimada is based on experience at Zone B.  The extractions for Zone A & C and Queimada are based on the actual pit design.  The dilution and extraction for Zone B are based on mining experience with the deposit.

TABLE 1-4 MINERAL RESERVE SUMMARY - DECEMBER 31, 2005 (no longer current)
Jaguar Mining Inc. - Sabará Project

	Resource		Reserve		Dilution	Extraction
	‘000 tonnes	g/t Au	‘000 tonnes	g/t Au
Zone A&C	1,991	2.15	1,564	2.07	10%
Queimada	431	5.71	407	5.28	10%
Zone B Oxides	19	4.04	20	3.61	12%	95%
Zone B Sulfides	52	5.67	55	5.07	12%	95%
Total	2,493	2.85	2,046	2.80

The waste stripping for the three zones is based on the design waste stripping and diluted ore tonnes. The overall stripping ratios are:

•	Zone A&C	6.42 million tonnes, SR = 4.1 to 1
•	Queimada	1.73 million tonnes, SR = 4.2 to 1
•	Zone B	0.34 million tonnes, SR = 4.5 to 1
•	Overall	8.5 million tonnes, SR = 4.2 to 1

In the cash flows, a Mine Call Factor of 97 percent has been applied based on local area experience, in particular that of AngloGold Ashanti.

Metallurgy and Processing

The process design for Zones A, C, and Queimada is based largely on testwork carried out by the Central Technological Foundation of Minas Gerais (CETEC).  No metallurgical testwork was done on the Queimada mineralization since Jaguar considers that the Queimada mineralization has the same physical properties and mineralogical composition as Zones A and C.  In Scott Wilson RPA’s opinion, the metallurgical recovery of the Queimada mineralization should be monitored during the early stages of the operation to ensure this assumption is valid.

The mineral processing, with the exception of the Zone B transitional mineralization, will comprise agglomeration, on-off heap leaching, CIC (carbon in column adsorption), and DR (Desorption-Recovery) stages.  In Zones A, C, and Queimada, leaching and ADR recoveries of 77 percent and 96.4 percent, respectively, are estimated for an overall metallurgical recovery of 74.2 percent.

The leaching system is based on an on-off cycle.  Heaps will be cured and leached for a nominal 46 days followed by 20 days of washing, neutralization, and removal.  Spent heaps will be moved to an area near the plant.  The spent heaps will be compacted by the haulage trucks, and drainage ditches around the spent heap area will be constructed to divert rainwater.  Jaguar already uses this system successfully at its nearby Caeté Plant.

Infrastructure

Power and water are available locally. Access roads have been constructed to the plant and mine sites.

Manpower

Manpower for the Sabará Project operating period totaled 95 as of the date of the Scott Wilson RPA Sabará Technical Report and skilled workers are available in the local area.  The mining is carried out by a contractor.

Environment and Permitting

Implementation of a mining project in Brazil entails application for a Previous License (LP) and is subject to scrutiny by various agencies, including:

•      State Environmental Policy Council (COPM)
•      State Environmental Foundation (FEAM)
•      State Forest Institute (IEF)
•      State Water Management Institute (IGAM)

The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems, as well as plans for mitigation and closure:

•      Environmental Impact Study/Report (EIA) (EIS) (RIMA)
•      Environmental Control Plan (PCA)
•      Degraded Areas Recovery Plan (PRAD)
•      Environmental Control Report (RCA)

The RCA is required only for special cases where the area has already been impacted by a previous operation.

Upon approval of the foregoing studies, the applicant was granted an Implementation License (LI) that permits the completion of work, such as the preparation of the heap leaching area, the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the open pit mines, installation of the infrastructure, and preparation of the waste dump.

After obtaining the LI and mining concession and implementation of the mining project, Jaguar applied for, and in December 2006 received, the Operation License (LO) that permits the startup of operations.

The environmental permitting process for the Sabará plant was facilitated by the fact that MSOL had previously been awarded permits to operate a processing facility in the area. Previously submitted environmental reports were considered admissible, including the plant LP and associated Environmental Impact Study (EIA-RIMA). Additional reports included an Environmental Control Report (RCA), a Degraded Areas Recovery Plan (PRAD), and an Environmental Control Plan (PCA), all authored by the Consultoria e Empreendimentos de Recursos Naturais Ltda., except for the Mine RCA that was prepared by Sênior Engenharia.

Jaguar’s RCA/PCA includes an assessment of possible environmental impacts caused by the construction and operations phases of the heap leaching facility.  Mitigation measures were outlined for issues such as noise and dust control, discharge water quality, slope stability, and reagent storage. The report also includes a closure plan with a strategy to address removal and stockpiling the fertile soil layer, neutralization of spent heap leach material, rehabilitation of the mined areas, topographic restoration, revegetation of impacted areas, and drainage rehabilitation.

The LI for plant construction was awarded in September 2005.

The application for an LP for the mining operation required only an RCA. The open pit is designated as a lower environmental hazard and does not require a full Environmental Study.  The LP for Zone A, Queimada, and part of Zone C was awarded in November 2005.

In addition to State approvals, exploration and mining applications must also be made to the DNPM, an agency of the federal government responsible for control and application of the Brazilian Mining Code, and awarding of exploration licenses and mining concessions.  The applications must include the exploration/exploitation plans prepared by an authorized professional such as a geologist or mining engineer.  The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and compliance with safety and environmental regulations.  Jaguar currently holds mining rights to five concessions for a total of 2,231 ha, issued by DNPM, as described in Section 4 of the Scott Wilson RPA Sabará Technical Report.

Capital Costs

Total pre-production capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table.  The costs include a contingency of 1.2 percent.

CAPITAL COSTS
Jaguar Mining Inc. - Sabará Project

US$ ‘000’s
Open Pit Mining	219
Mine Equipment	Contractor
Plant Equipment	884
Plant Construction	3,194
Infrastructure Construction	749
Land Acquisition	54
EPCM	393
Commissioning	52
Contingency	66
Total	$5,611

Most of the capital expenditures for the Sabará Project were completed in 2005 in advance of startup in the first quarter of 2006.  Mining and plant startup commenced in January 2006.

Operating Costs

Operating costs have been estimated from first principles and are shown in the following table.

OPERATING COSTS
Jaguar Mining Inc. - Sabará Project

US$/tonne milled
Zone B Sulphides (mining, transport, and processing)	30.50
Oxide Mining	5.18
Oxide Processing	4.13
G&A	0.92
Environment	0.15
Total typical year - oxides only	US$10.38

All costs are based on contractor prices - US$0.70 per tonne moved for mining, US$0.41 per tonne kilometer for hauling, and US$23.00 per tonne milled for processing.

Oxide ores from Zones A and C and Queimada will be mined and processed on site.  Costs are shown in the table above.

Current Status

In December 2005, Jaguar began crushing ore from Zone A at the new gold oxide heap leach facility and recovery plant at Sabará.  Sabará produced 24,322 ounces of gold in 2006, 24,586 ounces of gold in 2007 and 18,199 ounces of gold in 2008.

TechnoMine Caeté Technical Report

Introduction

The TechnoMine Caeté Tehcnical Report includes Jaguar’s Pilar and Roça Grande Targets.  Pilar is described in the TechnoMine Quadrilátero Technical Report and updated in the TechnoMine Caeté Technical Report herein described.   Roça Grande consists of four targets referred to as RG-01/07, RG-02, RG-03, and RG-06, which are also described in the TechnoMine Caeté Technical Report.  The TechnoMine Caeté Technical Report was preceded by a scoping study completed by TechnoMine on May 31, 2007 and a statement of resources technical report dated November 23, 2007 also prepared by TechnoMine.

After the completion of the statement of resources report in 2007, Jaguar retained TechnoMine to prepare an NI 43-101 compliant feasibility study on the resources contained in Jaguar’s Caeté Expansion Gold Project (“Caeté Project”).  TechnoMine issued its report on September 15, 2008.   The following description of this project is derived from the summary contained in the TechnoMine Caeté Technical Report.

The Caeté Project is controlled by MSOL, Jaguar’s fully-owned subsidiary.

The Caeté Project is expected to take advantage of the infrastructure of Jaguar’s recently closed Caeté heap leach carbon-in-carbon (“CIC”) facility located 51 kilometers from Belo Horizonte in the state of Minas Gerais, Brazil.  Jaguar expects to minimize environmental impacts and expedite permitting by utilizing the existing Caeté plant site.

Based on the results of the TechnoMine Caeté Technical Report, Jaguar intends to construct a centralized leaching carbon-in-pulp (“CIP”) - adsorption/desorption/recovery (“ADR”) metallurgical plant.  This new plant will process the sulfide ore from the Pilar Target as well as sulfide, transition, and oxide ore from the Roça Grande Target.  Although other nearby targets are expected to feed the new plant, only resources and reserves from the Roça Grande and Pilar Targets were taken into account in the TechnoMine Caeté Technical Report.  Based on extensive metallurgical testwork a CIP - ADR plant was chosen as the core hydrometallurgical process route.

The Caeté Project’s plant site will possess two water supply and distribution systems: a potable water system and an industrial water system.  The potable water system will supply water to all ancillary and industrial buildings (where required) from a concrete-lined circular well.  The industrial water system includes the future  Roça Grande underground mine dewatering system supplemented by water from a station located inside the Marembá Tunnel, about 1 kilometer from the mine’s portal.  Potable water for the Pilar Target will also be provided by a concrete-lined circular well, while industrial water will be provided by the a new dewatering system supplemented by water from an intake station to be built at the Conceição River.

Electrical power will be supplied by CEMIG, the state-owned utility company with operations in the state of Minas Gerais.  CEMIG is preparing its system to support the long-term operation of the Caeté Plant and the Roça Grande underground mine and open pits, which, altogether, will account for the highest power demand share of the Project.  The demand of the open pit mines is anticipated to be less than 250 kW.  Based on its experience, MSOL management will use contractors for open pit mining and ore transportation.  The cost of power is included in the service agreement.  MSOL has already agreed with CEMIG over the supply to its contractors.

The Pilar Mine will be supplied by a new and dedicated transmission line that is under construction by CEMIG.  Pilar mining development is being supported by diesel generators that will be used in the future as emergency supply in case of power failure.

To complete the TechnoMime Caeté Technical Report, TechnoMine defined and coordinated supporting studies conducted by MSOL’s technical staff and local consultants, in addition to testwork carried out by laboratories and research centers located in Brazil, Canada, Germany, and the U.S.  In addition, TechnoMine was in charge of the Caeté Project’s plant design and cost, with the assistance of MSOL’s Chief Metallurgist Dacildo Rodrigues de Souza, M.Sc.

Since TechnoMine issued the statement of resources technical report in 2007, the following additional work was completed and formed the basis for the TechnoMine Caeté Technical Report:

•	Definition drilling consisting of 14 surface holes (8,409 meters), and two underground holes (59 meters) at the Pilar Target and 49 surface holes (11,954 meters) at the Roça Grande Target,
•	Underground development (779 meters at the Pilar Target and 1,728 meters at the Roça Grande Target),
•	Metallurgical testwork,
•	Mine plan, infrastructure, environmental studies,
•	Plant design,
•	Licensing, and
•	Economic analysis.

Jaguar plans to continue underground development at both the Pilar and Roça Grande Targets, as well as carrying out test mining, additional underground and surface definition drilling, detailed engineering, and permitting.

Geology

The Pilar and Roça Grande Targets lie within an elongated NE-SW Archean to the Upper Proterozoic metamorphic belt, defined as the eastern part of the Iron Quadrangle Province.  This well-known prolific mining region contains numerous gold and iron deposits and several productive and historical gold mines, which were active during the Brazil Gold Cycle (17th and 18th centuries), such as Juca Vieira, Gongo Soco, Luis Soares, São Bento (Eldorado Group), Cuiabá (AngloGold Ashanti - still in operation), and many others.

The dominant host for the gold mineralization in the Caeté Project region was a thick sequence of rocks composed of mafic-felsic volcanic flows, tuffs, volcanoclastics, and banded iron formations and cherts, tightly folded and intensely sheared, named the Rio das Velhas Super Group.

At the Pilar and Roça Grande Targets, the mineralized bodies occur within banded iron formation (“BIF”) and shear zones, represented by disseminated gold-bearing sulfides associated to silic-sericitic-carbonatic solutions originating from hydrothermal activity.

The Pilar Target is located at the basal unit of the Nova Lima Group, which is composed of mafic and ultramafic rocks, like talc-schist, meta-basalts, meta-andesite with layers of the meta-sediments represented by oxide BIF, metachert, carbonaceous schists, metatuffs, metavolcanoclastics, and hydrothermal products of theses rocks.

The Roça Grande mineralized body occur within the BIF and metachert layers in disseminated gold-bearing sulfides associated with silic-sericitic-carbonatic solutions originating from hydrothermal activity.

Due to hydrothermal alteration, iron oxide and iron carbonates were replaced by iron sulfides. Also, more gold was introduced.

The main ore zones are hosted in carbonate/sulfide BIF (Algoma type) and subordinately in quartz veins in sericite-chlorite schist related with hydrothermal alteration in shear zones.

Gold is associated with sulfides (arsenopyrite, pyrite and pyrrhotite) or “free” in the quartz veins or in the contact quartz/sericite schist.

Mineral Resource Estimates

Mineral resource estimates were prepared by MCB - Geologia e Mineração Ltda.’s (“MCB”) Principal and Chief Resource Geologist, Rogério Moreno, under the supervision of Jaguar’s Chief Geologist, Jaime Duchini, and the author of TechnoMine Caeté Technical Report.  Methodology and criteria for the resource estimation are presented in Appendix 01-A - MCB Mineral Resource Estimate Report (Pilar Target) and Appendix 01-B - MCB Mineral Resource Estimate Report (Roça Grande) of the TechnoMine Caeté Technical Report.  The estimated mineral resources, inclusive of mineral reserves, are shown in the tables below.  The cutoff grade (grams per tonne) and capping (grams per tonne) adopted for the 3D modeling are presented below.

Target	Cutoff (grams per tonne)	Cap (grams per tonne)
Pilar	2.50	50.00
RG-01	3.00	16.00
RG-07	3.00	14.00
RG-02, 03 and 06	0.80 (for open pit) and 3.00 (for underground)	30.00

Pilar Target - Resource Estimate (sulfide mineralization)

Category	Tonnage (t)	Grade (g Au/t)	Contained Gold (oz Au)
Measured	1,355,400	5.71	248,850
Indicated	1,249,200	5.73	230,200
Measured and Indicated	2,604,600	5.72	479,050

Inferred	1,620,600	6.59	343,400

Roça Grande Target - Resource Estimate (sulfide, transition, and oxide mineralization)

Category	Tonnage (t)	Grade (g Au/t)	Contained Gold (oz Au)
Measured (M)	3,340,200	3.30	354,400
Indicated (I)	3,396,600	4.59	501,240
Measured and Indicated	6,736,800	3.95	855,640

Inferred	1,377,260	4.43	196,180

Pilar and Roça Grande Targets - Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Contained Gold (oz Au)
Measured (M)	4,695,600	4.00	602,690
Indicated (I)	4,645,800	4.90	732,000
Measured and Indicated	9,341,400	4.44	1,334,690

Inferred	2,997,860	5.60	539,580

Mineral Reserves Estimates

Mineral reserve estimates were prepared by Minere Engenharia Ltda (“Minere”) Principal and Chief Mining Engineer, Reinaldo Nogueira Magalhães, under the supervision of the author of the TechnoMine Caeté Technical Report.  The mineral reserve estimates are presented in the table below.  The adopted criteria and methodology for the mineral reserve estimates are presented in detail in Section 21.1 of the TechnoMine Caeté Technical Report, which addresses the Roça Grande underground mine, the Roça Grande five (5) open pit mines and the Pilar underground mine.

Caeté Project - Proven and Probable Reserves

PROVEN RESERVES
	Tonnage (t)	Grade (g/t)	Gold (oz)
Pilar	1,125,650	5.13	185,800
Roça Grande (Open Pit)	1,065,370	2.80	96,000
Roça Grande (Underground)	741,800	4.21	100,300
Roça Grande (Total)	1,807,170	3.38	196,300
SUBTOTAL	2,932,820	4.05	382,100

PROBABLE RESERVES
	Tonnage (t)	Grade (g/t)	Gold (oz)
Pilar	1,258,690	5.02	203,360
Roça Grande (Open Pit)	167,610	3.02	16,300
Roça Grande (Underground)	1,747,040	5.26	295,400
Roça Grande (Total)	1,914,650	5.06	311,700
SUBTOTAL	3,173,340	5.04	515,100

PROVEN AND PROBABLE RESERVES
	Tonnage (t)	Grade (g/t)	Gold (oz)
Pilar	2,384,340	5.08	389,200
Roça Grande (Open Pit)	1,232,980	2.83	112,300
Roça Grande (Underground)	2,488,840	4.95	395,700
Roça Grande (Total)	3,721,820	4.24	508,000
TOTAL	6,106,160	4.57	897,200

Project Summary Data as of the date of the TechnoMine Caeté Technical Report

•	Project Life: 14 semesters, starting in the second semester of 2009.

•	Pre-production period: 6 (six) months. Year 2009 can be considered a pre-production period. It is anticipated that only 260,000 t will be produced in that year.

•	Measured and Indicated Resources:

Roça Grande Target:	6,736,800 tonnes at 3.95 grams per tonne (average) = 844,640 ounces Au
Pilar Target:	2,604,600 tonnes at 5.72 grams per tonne (average) = 479,050 ounces Au
Total:	9,341,400 tonnes at 4.44 grams per tonne (average) = 1,334,690 ounces Au

•	Mining Method: Cut and Fill (for both Pilar and Roça Grande Targets)

•	Cruise Production Rates (ROM): about 1,100,000 tpy as from 2013. In 2011, the Project is expected to produce 700,000 t.

•	Mining Average Dilution

Roça Grande Open Pits:	10%
Roça Grande (underground):	12%
Pilar (underground):	12%

•	Mining Average Recovery

Roça Grande Target (open pits):	33.4%
Roça Grande Target (underground):	65.8%
Pilar Target (underground):	81.7%

•	Proven and Probable Reserves

Roça Grande Target (open pits):	1,232,980 t at 2.83 grams per tonne (average) = 112,300 ounces Au
Roça Grande Target (underground):	2,488,840 t at 4.95 grams per tonne (average) = 395,700 ounces Au
Roça Grande Target Total:	3,721,820 t at 4.24 grams per tonne (average) = 508,000 ounces Au
Pilar Target (underground):	2,384,340 t at 5.08 grams per tonne (average) = 389,200 ounces Au
Caeté Project Total:	6,106,160 t at 4.57 grams per tonne (average) = 897,200 ounces Au

•	Mine Call Factor:	97%

•	Mill Feed Grades

Roça Grande Target (open pits):	2.75 grams per tonne
Roça Grande Target (underground):	4.80 grams per tonne
Roça Grande Target Total :	4.11 grams per tonne
Pilar Target (underground):	4.93 grams per tonne
Caeté Project Average:	4.43 grams per tonne

•	Mill Feed Contained Gold

Roça Grande Target (open pits):	108,930 ounces Au
Roça Grande Target (underground):	383,830 ounces Au
Roça Grande Target Total :	492,760 ounces Au
Pilar Target (underground):	377,520 ounces Au
Caeté Project Total:	870,280 ounces Au

•	Process Route: crushing/screening - grinding - gravity concentration - leaching - CIP - ADR (including elution, electrowinning, and smelting)

•	Overall Metallurgical Recovery:	92.6%

•	Total “Salable” Gold :	805,880 ounces Au

Roça Grande Target (open pits):	100,870 ounces Au
Roça Grande Target (underground):	355,430 ounces Au
Roça Grande Target Total :	456,300 ounces Au
Pilar Target (underground):	349,580 ounces Au
Caeté Project Total :	805,880 ounces Au

•	Product:	Gold (bullion)

Permitting

Pilar Target

DNPM 830.463/83: The Pilar target area was owned by Vale 1983 through 2004.  The Pilar mining rights were acquired by MSOL in 2004.  MSOL’s mining concession (ultimate mining right) was officially published in the Official Brazilian Government Gazette (“Diário Oficial da União - DOU”) on August 17, 2005.

Roça Grande Target

DNPM 816.314/73: From 1973 to present, owned by Vale.  Final Exploration Report approved on 05/25/94.  Request for Mining Concession filed on 05/25/95;

DNPM 816.313/73: From 1973 to present, owned by Vale.  The Mining Concession is in good standing.  The Mining Concession was awarded on 01/29/97;

DNPM 807.959/76: From 1973 to present, owned by Vale from 1973 to present.  The Mining Concession is in good standing.  The Mining Concession was awarded on 03/28/96.

The three (3) above mentioned mineral rights are included in a “Mineral Rights Cession and Transfer Agreement,” entered into and between Vale and MSOL on 11/28/05.

Environmental Permits

The environmental authorities waived the Previous License (“LP”) for the new metallurgical plant, since the plant will be built in the same location and utilize much of the infrastructure of the existing Caeté Plant.  The application for the new plant’s Implementation License (“LI”) was submitted on April 17, 2007.  A comprehensive Environmental Control Report ("RCA") and Environmental Control Plan ("PCA") were prepared by Virtual Engenharia Ambiental ("Virtual") - a local consulting company - and were filed along with the application for the new plant’s LI, as required by law.  Both the PCA and the RCA were reviewed by TechnoMine at that time.

The Plant LI was awarded to MSOL on August 8, 2007.

Two (2) Class-3 Operation Licenses (“LO”) - corresponding to Mining Concessions DNPM 816.313/73 and DNPM 807.959/76 - were awarded to MSOL in April 2008, in connection with the Roça Grande underground mine operations.  Each LO allows the mining of a maximum of 500,000 tpy.

For two (2) out of five (5) planned Roça Grande open pit mines (RG 02 - 06 and RG 03 - 06), two (2) Provisional Environmental Authorizations for Operations  ("AAF") were applied for in October 2008 and granted in November 2008.  Each open pit AAF allows the mining of a maximum of 50,000 tpy.

The LI for the Pilar underground mine was awarded to MSOL on August 25, 2008.  The LO is expected to be granted by May 2009.  One (1) AAF had been previously granted to MSOL in March 2007, allowing the mining of a maximum of 100,000 tpy (underground mine).  It has been used to mine out waste during the development phase.

The LP for the tailings disposal system was granted on November 29, 2007.  The tailings system entails two (2) tailings dams: Moita and RG-03 - RG-06.  The Moita tailings dam will be the first one to be utilized.  Detailed engineering for the Moita tailings dam is complete and conceptual engineering for the RG-03 - RG-06 tailings dam is underway.  The LI for the Moita tailings dam was applied for in June 2008.  The award is expected to be granted by March 2009.  The application for the RG-03 - RG-06 tailings dam LP is expected to be submitted in June 2009 and the application for the LI is expected to be submitted in June 2010.  MSOL expects to receive the LI award in December 2010.

Engineering and Construction Status as of the date of the TechnoMine Caeté Technical Report

•	Plant Area Preparation

The plant area preparation (about 30,000 m2) is 100% complete for the crushing and screening plant, grinding and gravity concentration plant, and hydrometallurgical plant.

•	Crushing and Screening Plant

Detailed engineering started in August 2008 and is 15% complete.  The major pieces of equipment are being purchased.

•	Milling and Classification Plant

Detailed engineering started in August 2008 and is 15% complete.  Two mills are going through final stages of refurbishment.  A third mill and the classification lines equipment are being purchased.

•	Gravity Concentration Plant

Detailed engineering started in August 2008 and is 15% complete.  One XD20  Knelson concentrator was purchased and refurbished.  The remaining pieces of equipment are being purchased: one KC-XD30 concentrator and one ConSep Acacia CS1000 reactor.

•	Hydrometallurgical Plant

Detailed engineering started in July 2008 and is 20% complete.  The major pieces of equipment are being purchased.

•	Civil Works (Industrial Areas)

Civil works will start in October 2008.  The anticipated timeframe for completion is 180 days for the crushing and screening plant and 210 days for the milling and classification, gravity concentration, and hydrometallurgical plants. Approximately 4,000 m3 of concrete will be used.

•	Drainage (Industrial Areas)

Most ditches are ready (including those existing from the old heap operation).  The complementary construction of the drainage systems will start in March 2009 and will call for an additional 200 m of ditches that will require approximately 25 m3 of concrete.

•	Ancillary Buildings

The existing ancillary buildings located at the Caeté Plant will be utilized.  These buildings represent about 20% of the total ancillary buildings.

Detailed engineering for new buildings started in May 2008 and is 80% complete. Construction will start in December 2008 and is expected to be completed in March 2009.

•	Internal Roads

All required internal roads were already constructed.

Mine Development

•	Pilar Underground Mine

Primary and secondary developments have been carried out.  Three levels are expected to be ready for mining at the beginning of the start-up phase.

•	Roça Grande Underground Mine

Ore Bodies RG-01 and RG-07 - Primary and secondary developments have been carried out.  Three levels are expected to be ready for mining at the beginning of the start-up phase.

Ore Bodies RG-02 and RG-03 - Primary development has been carried out.  One level is expected to be ready for mining in March 2010.

Capital Costs

The total non-discounted investment estimate is US$ 134.8 million, as shown below.

Investments	Unit: US$ 1,000
CAPEX - Preoperational Investments (2006 - 2009)	(72,180)
CAPEX - Operational (S2 2009 to S1 2014)	(57,570)
Post-Operation Investments
•Operation Shutdown (S2 2016)	(3,220)
•Environmental Closure (S2 2016 to S2 2018)	(1,120)
•Work Capital	(0)
•Work Capital Recovery	0
•Salvage	0
•Stay in Business	(700)
Total Operational and Post-Operational Investment	(62,210)

Operating Costs

The total non-discounted life of mine operating cost for the Caeté Project has been estimated at US$ 269.6 million.

Economic Analysis

The economic results presented in the table below - Base Case Scenario Summary of Economic Results are based on the criteria utilized in the discounted cash flow model for the base case scenario presented below.  The after-tax economic indicators from the cash flow model (Appendix 02 of the TechnoMine Caeté Technical Report) point to an economically robust project.

ECONOMIC ANALYSIS CRITERIA

•	Gold price:	US$ 834 per troy ounces of gold
•	ROM Total Tonnage:	6,106,160 tonnes
•	Mineral Reserves:	16,106,160 tonnes @ 4.57 grams per tonne Au, containing
approximately 897,200 ounces
•	Mine Call Factor (“MCF”):	97%
•	Mill Feed Grade:	(4.57)*(97%) = 4.43 grams per tonne
•	ROM Final “Cruise” Production:	1.1 Mtpy starting in 2013
•	Metallurgical Recovery:	92.6%
•	Total Gold Production:	805,880 ounces Au
•	Average Annual Gold Production:	115,130 opy
•	Project Life:	14.0 semesters
•	CAPEX:	US$ 134.8 million (straight)
•	Exchange Rates:	CAPEX: US$ 1.00 = R$ 1.69
OPEX: US$ 1.00 = R$ 1.88
(average over the Project life)

•	Depreciation and amortization have been prorated over the Project life.

The cumulative operating profit has been estimated at US$ 51.1 million, while the after-tax cumulative profit estimate is US$ 304.8 million and the cumulative net cash flow estimate is US$ 171.0 million.

Base Case Scenario: Summary of Economic Results

CAETÉ GOLD PROJECT (1.1 Mtpy) Economic Results	Economic Indicators
IRR (% per year)	24.2
NPV @ 0% - [US$]	171.0 million
NPV @ 5% - [US$]	100.4 million
NPV @ 8% - [US$]	71.5 million
NPV @ 10% - [US$]	56.2 million
NPV @ 12% - [US$]	43.4 million
Payback Period (straight)	8.09 semesters
Payback Period @ 8%	8.21 semesters
Payback Period @ 10%	8.39 semesters
Payback Period @ 12%	9.09 semesters
Life of Mine Production	14.0 semesters

•	Average Cash Cost	US$ 344 per ounces Au

•	Total Production Cost	US$ 511 per ounces, including invested capital

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 734/ounces Au	IRR = 17.7 % py
Gold Price = US$ 984/ounces Au	IRR = 32.6 % py

Metallurgical Recovery = 91.6%	IRR = 23.6 % py
Metallurgical Recovery = 95.6%	IRR = 25.8 % py

Investment + 10%	IRR = 22.4 % py
Investment - 10%	IRR = 26.1 % py

OPEX + 7%	IRR = 22.5 % py
OPEX - 7%	IRR = 25.8 % py

Mill Feed Grade + 10% (4.87 grams per tonne)	IRR = 29.1 % py
Mill Feed Grade - 10% (3.99 grams per tonne)	IRR = 18.9 % py

Interpretation and Conclusions

It is TechnoMine’s conclusion that the Caeté Project is low-risk and robust.  It has been studied at length from a technical standpoint and is supported by wide-ranging exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies.  The aforementioned technical work for this Project was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts.  Key pieces of equipment have been purchased or are in the final procurement stage.  Cost estimates are based on solidly supported process routes, mining method, and plans, being within the +/- 15% accuracy range.

Based on the aforementioned conclusions and on the strong economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Caeté Project to be feasible and attractive.  Related technical and economic risks are small.

Recommendations

TechnoMine recommends Jaguar to proceed with the Caeté Project’s implementation.

The Caeté Project is feasible and robust at its current size, although it is recommended that exploration efforts continue not only at the Project properties, but also at other targets in the areas where the Roça Grande and Pilar Targets are located.  An increased resource base will give rise, via a further consolidated feasibility study, to increased reserves, which, in turn, may significantly augment the project life and improve the financial performance of an extended project.

The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for an augmented project.

The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound transition to the expanded Caeté Project.

Current Status

In September 2008, when the TechnoMine Caeté Technical Report was completed, the Caeté Project was under detailed engineering and initial construction.  However, in November 2008, due to the retraction in gold prices, financial markets and worldwide equity values, including the gold sector, Jaguar temporarily suspended development of the Caeté Project pending an assessment of market conditions and the availability of capital to move the project forward.

Consistent with the decision to suspend the development of the Caeté Project, underground work at the Roça Grande Target has been temporarily suspended; however, development at the Pilar Mine continued.  Beginning in December 2008, Jaguar began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  Jaguar expects to continue this practice until such time as the ore from the Pilar Mine would be needed at the future Caeté processing plant.

RISK FACTORS

Risks Related to the Industry

Gold prices are volatile and there can be no assurance that a profitable market for gold will exist.

Gold prices are generally subject to volatile changes resulting from a variety of factors including international economic and political trends, expectations of inflation, global and regional supply and demand and consumption patterns, metal stock levels maintained by producers and others, the availability and cost of metal substitutes, currency exchange fluctuations, inflation rates, interest rates, speculative activities and increased production due to improved mining and production methods.  Since 2008, the price of gold has been primarily influenced by interest rate cuts, volatility in the credit and financial markets, strong investment demand and inflation expectations.  As with many other commodities, the price of gold dropped towards the end of 2008 as a result of uncertainty and extreme volatility in the markets, as the price fell from a high of US$1011.24 per ounce on March 17 2008 to a low of US$721.50 per ounce on October 24, 2008. While the price of gold has recently rebounded from this low point to a high of US$919.50 on January 31, 2009, there can be no assurance that gold prices will remain at such levels or be such that Jaguar’s properties can be mined at a profit. If the price of gold declines, it could have a material adverse effect on Jaguar's share price, business and operations. For example, on November 6, 2008, Jaguar announced that the development of the Caeté project had been delayed in part due to the retraction of gold prices and the corresponding decrease in equity values in the gold sector.

Uncertainty involved in mining.

Mining involves various types of risks and hazards, including environmental hazards, unusual or unexpected geological operating conditions such as rock bursts, structural cave-ins or slides, flooding, earthquakes and fires, labor disruptions, industrial accidents, metallurgical and other processing problems, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Jaguar may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to Jaguar or to other companies within the mining industry. Jaguar may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Calculation of mineral resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until resources are actually mined.

The calculation of reserves, resources and corresponding grades being mined or dedicated to future production are imprecise and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. Any material change in the quantity of reserves, resources, grade or stripping ratio may affect the economic viability of Jaguar’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Risks Related to Jaguar's Business

Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

The proposed programs on the exploration properties in which Jaguar holds an interest are exploratory in nature and do not host known bodies of commercial ore. Development of these mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond Jaguar’s control.

Fluctuations in currency exchange rates may adversely affect Jaguar’s financial position and results.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than U.S. dollars, may significantly impact Jaguar’s financial position and results. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Jaguar’s operating expenses are incurred in non-U.S. dollar currencies. In addition, the appreciation of non-U.S. dollar currencies in Brazil against the U.S. dollar would increase the costs of gold production at mining operations in Brazil, which could materially and adversely affect Jaguar’s earnings and financial condition.

Competition for new mining properties may prevent Jaguar from acquiring interests in additional properties or mining operations.

The gold mining industry is intensely competitive, and there is no assurance that, even if Jaguar discovers commercial quantities of gold mineral resources, a profitable market will exist for the sale of those resources. Significant and increasing competition exists for gold and other mineral acquisition opportunities throughout the world. Some of the competitors are large, more established mining companies with substantial capabilities and greater financial resources, operational experience and technical capabilities than Jaguar. As a result of the competition, Jaguar may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Increased competition could adversely affect Jaguar’s ability to attract necessary capital funding or acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Jaguar has anticipated and there can be no assurance that any future development activities will result in profitable mining operations.

Capital and operating costs, production and economic returns, and other estimates contained in the feasibility studies for Jaguar’s projects may differ significantly from those anticipated by Jaguar’s current studies and estimates, and there can be no assurance that Jaguar’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of Jaguar’s mineral properties as set forth in the applicable feasibility studies.

There can be no assurance that the interests held by Jaguar in its properties are free from defects.

Jaguar has investigated its rights to explore and exploit its various properties, and, to the best of its knowledge, those rights are in good standing. No assurance can be given, however, that such rights will not be revoked or significantly altered to the detriment of Jaguar. There can also be no assurance that Jaguar’s rights will not be challenged or impugned by third parties.

Jaguar’s properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Jaguar has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Jaguar being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.

Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil. Any changes in regulations or shifts in political conditions are beyond the control of Jaguar and may adversely affect its business. Jaguar’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Jaguar’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Jaguar is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Jaguar.

All phases of Jaguar’s operations are subject to environmental regulations in the jurisdiction in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not be materially adverse to Jaguar’s operations.

The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to Jaguar and which have been caused by previous or existing owners or operators of the properties. If Jaguar properties do contain such hazards, this could lead to Jaguar being unable to use the properties or may cause Jaguar to incur costs to clean up such hazards. In addition, Jaguar could find itself subject to litigation should such hazards result in injury to any persons.

Government approvals and permits are sometimes required in connection with Jaguar’s operations. Although Jaguar believes it has all of the material approvals and permits to carry on its operations, Jaguar may require additional approvals or permits or may be required to renew existing approvals or permits from time to time. Obtaining or renewing approvals or permits can be a complex and time-consuming process. There can be no assurance that Jaguar will be able to obtain or renew the necessary approvals and permits on acceptable terms, in a timely manner, or at all. To the extent such approvals are required and not obtained, Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, which may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

History of losses.

Jaguar has experienced net operating losses since its first full year of gold producing operations in 2005. These losses amounted to, US$12,838,000 for the year ended December 31, 2005, US$12,746,000 for the year ended December 31, 2006, US$27,660,000 for the year ended December 31, 2007 and US$814,000 for the nine months ended September 30, 2008.  There can be no assurance that Jaguar will be able to achieve or sustain profitability in the future.

Jaguar may need additional capital to accomplish its exploration and development plans, and there can be no assurance that financing will be available on terms acceptable to Jaguar, or at all.

The exploration and development of Jaguar’s properties, including the continued exploration and development of projects and the construction of mining facilities and operations may require substantial additional financing. Failure to obtain sufficient financing, or financing on terms acceptable to Jaguar, may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of an interest in a property. The only source of funds now available to Jaguar is through production at Sabará, Turmalina and Paciência, the sale of debt or equity capital, properties, royalty interests or the entering into of joint ventures or other strategic alliances in which the funding sources could become entitled to an interest in Jaguar’s properties or projects.  Additional financing may not be available when needed, especially in light of the current slow down in lending resulting from global financial conditions.  If funding is available, the terms of such financing might not be favorable to Jaguar and might involve substantial dilution to existing shareholders. If financing involves the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business. In addition, the indenture governing the 10.5% secured notes issued by Jaguar in March 2007 restricts Jaguar's ability to issue debt through, or secured by the assets of, MSOL, which could limit the amount of capital that Jaguar could raise through the issuance of debt. Failure to raise capital when needed could have a material adverse effect on Jaguar’s business, financial condition and results of operations.

Jaguar has no record of paying dividends.

Jaguar has paid no dividends on the Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of Jaguar’s board of directors after taking into account many factors, including operating results, financial condition, capital requirements, business opportunities and restrictions contained in any financing agreements.

Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that Jaguar will be able to recruit skilled individuals.

Jaguar relies heavily on its existing management. Jaguar does not maintain “key man” insurance. Recruiting and retaining qualified personnel is critical to Jaguar’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for the services of such persons is intense. Jaguar believes that it has been successful in recruiting excellent personnel to meet its corporate objectives. However, as Jaguar’s business activity grows, it may require additional key financial, administrative, technical and mining personnel. Although Jaguar believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. The failure to attract such personnel to manage growth effectively could have a material adverse effect on Jaguar’s business, prospects, financial conditions and results of operations.

Certain directors of Jaguar are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Jaguar.

Certain of the directors of Jaguar are directors or officers of, or have significant shareholdings in, other mineral resource companies, and, to the extent that such other companies may participate in ventures in which Jaguar may participate, the directors of Jaguar may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with Jaguar for the acquisition of mineral property rights. If any such conflict of interest arises, a director who has such a conflict will disclose the conflict at a meeting of the directors of Jaguar, will not attend any part of a meeting of directors of Jaguar at which the terms and extent of such participation are discussed, and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Jaguar are required to act honestly, in good faith and in the best interests of Jaguar. In determining whether or not Jaguar will participate in a particular program and the interest therein to be acquired by it, the directors of Jaguar will consider, among other issues, the potential benefits to Jaguar, the degree of risk to which Jaguar may be exposed and its financial position at that time.

Jaguar is exposed to risks of changing labor and employment regulations.

Although Jaguar has good relations with its employees, production at its mining operations is dependant upon the efforts of Jaguar’s employees. In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business. Changes in such legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar’s business, results of operations and financial condition.

International Financial Reporting Standards

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective January 1, 2011. IFRS will require increased financial statement disclosure as compared to Canadian GAAP and accounting policy differences between Canadian GAAP and IFRS will need to be addressed by Jaguar. Jaguar is currently considering the impact a conversion to IFRS would have on its future financial reporting.

Substantially all of Jaguar’s assets are held by foreign subsidiaries that are subject to the laws of the Republic of Brazil.

Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL and MTL, and substantially all of its assets are held through such entities. Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL and MTL could restrict Jaguar’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar’s prospects, financial condition and results of operations.

Residency of directors, officers and others.

Jaguar is incorporated under the laws of Ontario, but does not have an office or other permanent establishment in Canada. Two of Jaguar’s directors and all of Jaguar’s officers reside outside of Canada. Substantially all of the assets of these persons and of Jaguar are located outside of Canada. Although Jaguar has a registered office in Canada and has appointed Davies Ward Phillips & Vineberg LLP as its agent for service of process, it may not be possible for investors to effect services of process within Canada upon officers and directors and certain named experts who reside outside its borders. It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada against Jaguar, certain officers and directors and certain experts named herein.

Compliance with Section 404 of Sarbanes-Oxley

As a registrant under the Securities Exchange Act of 1934, Jaguar is subject to the requirements of the Sarbanes−Oxley Act of 2002 ("SOX"). Pursuant to Section 404 of SOX, Jaguar is required to furnish an internal controls report of management’s assessment of the design and effectiveness of the company’s internal controls as part of its Annual Report on Form 40−F beginning with our fiscal year ending December 31, 2008.  KPMG, Jaguar’s independent registered accounting firm is then required to attest to, and report on, management’s assessment.  Jaguar has been evaluating its internal controls systems in order to allow management to report on, and KPMG to attest to, its internal controls, as required by Section 404 of SOX.  While Jaguar believes that it will be able to make the certifications required under Section 404 and that KPMG will be in a position to attest to such certifications, no assurance can be given that Jaguar and KPMG will be able to do so.  If Jaguar is not able to meet the requirements of Section 404 or if KPMG is unable to attest to its certifications, Jaguar might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the NYSE Arca. In addition, as a result of the evaluation of its internal controls, Jaguar may be required to report internal control material weaknesses. Either of the foregoing could adversely affect Jaguar’s financial results and the market price of its common shares.

Current Global Financial Condition

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of Jaguar to obtain equity or debt financing in the future on terms favourable to Jaguar. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As a result of the current global financial condition in general and the retraction of gold prices and equity values in the gold sector, on November 6, 2008, Jaguar announced that the Caeté project had been delayed until market conditions improve. If such increased levels of volatility and market turmoil continue, Jaguar’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The trading price for the Common Shares is volatile and has been greatly affected by the ongoing market volatility.

Securities of mineral exploration and early stage base metal production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Jaguar’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Jaguar’s performance that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning Jaguar’s business may be limited if investment banks with research capabilities do not continue to follow Jaguar’s securities; the lessening in trading volume and general market interest in Jaguar’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of Jaguar’s public float may limit the ability of some institutions to invest in Jaguar’s securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause Jaguar’s securities to be delisted from the TSX, the NYSE Arca or both, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect Jaguar’s long-term value.

The value of Common Shares may be diluted due to the conversion of stock options.

As at January 31, 2009, there were 7,056,013 Common Shares issuable upon the exercise of outstanding stock options at prices ranging from US$1.00 to C$9.54 per share. During the life of the options, the holders of such securities are given an opportunity to profit from a rise in the market price of Common Shares with a resulting dilution in the interest of the other shareholders. Jaguar’s ability to obtain additional financing during the period in which such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the market price of the Common Shares. The holders of stock options may exercise such securities at a time when Jaguar would be able to obtain needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights. The increase in the number of Common Shares in the market resulting from the exercise of such rights and the possibility of sales of such shares may have a depressive effect on the price of Common Shares. In addition, as a result of such additional Common Shares, the voting power of Jaguar’s existing shareholders will be diluted.

Jaguar may, in the future, grant to some or all of its directors, key employees and consultants additional options to purchase its Common Shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of then existing shareholders of Jaguar will be subject to additional dilution.

DIVIDENDS

Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future.  Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the Board, in its discretion, may consider appropriate under the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

Jaguar is authorized to issue an unlimited number of common shares of which there were 63,982,281 issued and outstanding as of December 31, 2008.  Holders of Jaguar’s common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per Common Share at all such meetings.  Holders of Jaguar’s common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election.  Holders of Jaguar’s common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.  As of January 31, 2007, the Board adopted the Shareholder Rights Plan, which was ratified at the 2007 annual meeting of shareholders and approved by the TSX.  A copy of the Shareholder Rights Plan may be found on SEDAR at http://www.sedar.com.

On February 21, 2008, Jaguar issued 8,250,000 common shares at a price of Cdn.$13.40 per share for proceeds of Cdn.$110,550,000. The offering price was determined by negotiation between Jaguar and a syndicate led by RBC and included TD Securities, BCI, BMO, and Raymond James Ltd.

MARKET FOR SECURITIES

Jaguar’s common shares are listed and posted for trading on the TSX and on the NYSE Arca, in each case under the symbol “JAG”.  The notes issued pursuant to the March 22, 2007 private placement were listed on the TSX on July 26, 2007, under the symbol “JAG.NT”.

With respect to each of TSX and NYSE Arca, the following tables set forth information relating to the trading of Jaguar’s common shares and notes for the periods indicated.

Toronto Stock Exchange

                                                                          Common Shares

                                                                                   Notes

NYSE Arca

  Common Shares

Source of data

•	The trading prices and volume data were provided by the TSX
•	For the NYSE months of March, April and May, the data was taken from Bloomberg

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of the directors and executive officers of Jaguar, and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and the principal occupation during the past five years.  All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Name and Municipality of home address	Position and Date of appointment	Principal occupation during past five years
Gary E. German Toronto, Ontario, Canada	Director and Chairman September 26, 2003	President of Falcon Strategy and Management Co.; formerly Managing Director, Kingsdale Capital Partners Inc., October 2002 to September 2003.
Daniel R. Titcomb(1) Henniker, New Hampshire, USA	Director, President and CEO June 6, 2003	President and CEO of Jaguar has been Mr. Titcomb’s principal occupation since June 2003; prior to such time, Mr. Titcomb’s principal occupation was President and CEO of Brazilian.(2)
Lúcio Cardoso Belo Horizonte, Minas Gerais, Brazil	Chief Operating Officer September 1, 2008	VP Operations of Jaguar from 2003 to August 31, 2008; Director of IMS from 2002 through the present
Anthony F. Griffiths Toronto, Ontario, Canada	Director May 20, 2004	Independent business consultant.
William E. Dow(1) Manchester, Connecticut, USA	Director June 4, 2004	Retired, formerly an actuary with Aetna Life & Casualty.
Andrew C. Burns Toronto, Ontario, Canada	Director August 6, 2004	Independent business consultant.
Gil Clausen Denver, Colorado, USA	Director May 12, 2005	Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation, since 2005; Executive Vice President, Mining, Washington Group International, Inc., from October 2001 to March 2005.
James M. Roller Manchester, New Hampshire, USA	Chief Financial Officer March 1, 2005 Treasurer May 11, 2006
Mr. Roller served as a consultant to Jaguar from November 1, 2004 through February 28, 2005.  Mr. Roller replaced Mr. Kirchhoff as CFO on March 1, 2005 and as Treasurer on May 11, 2006.  Prior to working for Jaguar, Mr. Roller served as Director of Finance and Administration, DSM Thermoplastic Elastomers (March 2001-November 2004).

Robert J. Lloyd(3) Concord, New Hampshire, USA	Secretary March 1, 2002	President, CEO and Secretary of Brazilian. Partner, Hinckley, Allen & Snyder LLP, February 2002-April 2006.

(1)	Mr. Titcomb and Mr. Dow serve on the board of directors of both Jaguar and Brazilian.

(2)	Mr. Titcomb remained the President and Chief Executive Officer of Brazilian until April 2006.

(3)	Mr. Lloyd serves as secretary to both Jaguar and Brazilian, and is a director and the President and Chief Executive Officer of Brazilian.

On September 30, 2008 Mr. Juvenil T. Felix resigned from his roles as a director and the Chief Operating Officer of Jaguar. Mr. Felix had been a director and the Chief Operating Officer since his appointment to the positions on June 6, 2003.

As of February 3, 2009, the directors and executive officers of Jaguar, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 6,735,931common shares of Jaguar, representing 9.5 percent of the outstanding shares.

Jaguar’s compensation committee considers employment, consulting or other compensation arrangements between Jaguar and its employees.  The current members of the compensation committee are Messrs. German and Griffiths, with Mr. Griffiths as chairman.

Jaguar’s corporate governance committee reviews and advises the Board with respect to corporate governance and compliance issues.  The current members of the corporate governance committee are Messrs. Griffiths, Dow and Clausen, with Mr. Dow as chairman.

Jaguar’s health, safety and environmental committee reviews and advises the Board with respect to responsibilities relating to various human resources and environmental issues of Jaguar.  The current members of the human resources and environmental committee are Messrs. German and Clausen, with Mr. Clausen as chairman.

For information on Jaguar’s audit committee, see the section entitled “Audit Committee” under “DIRECTORS AND EXECUTIVE OFFICERS”.

The following is a description of the professional qualifications, designations and memberships in business-related associations, experience and technical expertise pertinent to Jaguar’s business and other background information relating to the officers and directors of Jaguar.

Gary E. German, Chairman

Mr. German, President of Falcon Strategy and Management Co., is a professional engineer with over 35 years of senior management experience in the development of operations and financing of global resource projects and companies.  He was most recently Managing Director of a resource corporate finance group following his Senior Advisor role to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation.  Previously, as Senior Vice President, Chief Operating Officer and Director of TVX Gold Inc., he was responsible for worldwide operations.  These positions followed 28 years in the Noranda Group, culminating in the position of Senior Vice President, where he was responsible for major projects in Chile, industrial and mine developments in Brazil and executive strategic activities in some 20 countries.  Mr. German is fluent in Portuguese and Spanish.  He is a director of a number of public companies and also 'not-for-profit' organizations.  Mr. German holds an engineering degree from the University of Toronto.

Daniel R. Titcomb, CEO, President and Director

Mr. Titcomb is one of the founders of Brazilian with thirteen continuous years of experience to date operating in the country of Brazil (and remains a director of Brazilian).  Previously, Mr. Titcomb was engaged in the management of construction and real estate development, and has board of director experience at private companies.  Mr. Titcomb graduated from Keene State College, Keene, New Hampshire with Bachelor of Science degrees in Industrial Engineering and Business Management.

Lúcio Cardoso, Chief Operating Officer

Mr. Cardoso is the Chief Operating Officer of Jaguar.  Mr. Cardoso is a former superintendent of AngloGold's gold division with over 35 years experience in the Brazilian mining sector.  He was responsible for the construction and operation of AngloGold's Crixás mine, which produced 115,000 ounces of gold per year.  He holds a B.S. in Mining from the School of Mines of the Federal University of Ouro Preto.

Anthony F. Griffiths, Director

From 1993 to the present Mr. Griffiths has been associated with various companies acting as an independent consultant.  At present, Mr. Griffiths is Director and Chairman of Russel Metals Inc. and Novadaq Technologies Inc.  He is also a Director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, PreMD Inc., Northbridge Financial Corporation, Odyssey Re Holdings Corp., and Vitran Corporation.  Mr. Griffiths was educated at McGill University in Canada (BA 1954) and at the Harvard Graduate School of Business Administration (MBA 1956).

William E. Dow, Director

Mr. Dow is formerly an actuary with Aetna Life Casualty Company in Connecticut and is currently retired.  During his career, he was an Executive Officer, a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.  Mr. Dow holds a BA degree in Mathematics from Middlebury College.  Mr. Dow also serves as a Director and Chairman of Brazilian.

Andrew C. Burns, Director

Mr. Burns is an independent director and consultant.  In 2003, he retired as a Senior Partner of Deloitte & Touche with almost 40 years of experience in international auditing, consulting and practice management in North and South America, Europe and Asia. He holds an M.B.A. degree from The Richard Ivey School of the University of Western Ontario and is a Member of the Canadian Institute of Chartered Accountants and the Institute of Management Consultants of Ontario. He also serves on other Boards as an independent director and audit committee chair.

Gil Clausen, Director

Since 2005, Mr. Clausen has been employed as the Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation.  Prior to this position, he was the Executive Vice President, Mining, of Washington Group International, Inc., from 2001 to 2005.  He was President and Chief Executive Officer of EngineeringMatrix Corp., which provided project/commercial management software for mining and power companies, from 1999 to 2001.  Mr. Clausen has 22 years experience in executive, operational, business development, project and engineering management in the mining industry.  He has held senior positions with Stillwater Mining Company, Placer Dome Inc., Falconbridge, Fording Coal Limited and Cleveland Cliffs Inc.  Mr. Clausen holds Bachelors and Masters degrees in mining engineering from Queen’s University.

James M. Roller, Chief Financial Officer and Treasurer

Mr. Roller graduated from the University of Notre Dame with a BBA in Accounting and Finance.  He is a CPA, having spent 12 years with Arthur Andersen, 8 years of which he concentrated on the mining industry in South Africa.  Mr. Roller has also served as a project manager for the Financial Accounting Standards Board (FASB).  For the past 15 years he has held senior finance and operating positions for a variety of public and private international companies, in the high-tech and manufacturing industries.

Robert J. Lloyd, Secretary

Mr. Lloyd received a Bachelor of Science degree from the University of New Hampshire in 1970, served as an officer in the United States Army from 1970 to 1974, received his Juris Doctor in 1977 and LLM (Taxation) from Boston University in 1980.  Mr. Lloyd practiced law with the New Hampshire firm of Cleveland, Waters & Bass, P.A. as an attorney (1977), partner (1981) and managing partner (1991-1995).  Mr. Lloyd was an adjunct professor of corporate taxation at Franklin Pierce Law Center (1980-1985).  Mr. Lloyd’s representation of clients primarily involves providing advice to active boards of directors regarding how to properly perform their duties and corporate business and taxation planning.  Mr. Lloyd was a partner with the firm of Hinckley, Allen & Snyder LLP from February 2002 until April 2006.  Hinckley, Allen & Snyder LLP has offices in Boston, Massachusetts, Providence, Rhode Island and Concord, New Hampshire.  Since 2006 Mr. Lloyd has been the President and Chief Executive Officer and a director of Brazilian.  Mr. Lloyd serves as the corporate secretary for Brazilian (since 1990) and for Jaguar.

Corporate Cease Trade Orders or Bankruptcies

Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity:

(i)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Messrs. Dow, Lloyd and Titcomb are directors of Brazilian and Mr. Griffiths was a director of Brazilian until June 29, 2005.  Mr. Lloyd is President and Chief Executive Officer and a director of Brazilian.  The Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission issued cease trading orders against Brazilian on May 3, May 9 and August 24, 2007, respectively, because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2006.  Brazilian filed such financial statements and management discussion and analysis on October 17, 2007, and the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission lifted the cease trading orders in December 2007.  The Ontario Securities Commission issued a temporary cease trading order against Brazilian on May 10, 2006 because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2005.  Brazilian filed such financial statements and management discussion and analysis on May 19, 2006 and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006.  The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its failure to file interim financial statements and management discussion and analysis for the quarter ended September 30, 2005.  Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006.  A temporary cease trading order was also issued by the Ontario Securities Commission against the management and insiders of Brazilian on June 10, 2001.  This order was rescinded on July 30, 2001.  The TSX Venture Exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements.  The financial statements were subsequently filed with the appropriate regulatory authorities. Such cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.

Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.  Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation in 1994 and Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001.  Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and orderly realization in 2004.  PriceWaterhouseCoopers has been appointed receiver without security of all of its property, assets and undertakings in 2004.

Mr. Roller was formerly Vice President of Finance for Century Electronics Manufacturing Inc. (“Century”), a private U.S. company, which filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during January 2001.  Mr. Roller had no stock or any other interest in the company.  After Century operated in Chapter 11 for a period of time, the Bankruptcy Court approved the sale of Century to another company.

Conflicts of Interest

Certain directors and officers of Jaguar and its subsidiary are associated with other reporting issuers or other corporations, and such relationships may give rise to conflicts of interest.  Specifically, Daniel R. Titcomb and William E. Dow are directors of both Jaguar and Brazilian; Mr. Titcomb is also President and Chief Executive Officer of Jaguar; Mr. Lloyd is a director, President and Chief Executive Officer of Brazilian and Secretary of Brazilian and Jaguar.  Jeffrey Kirchhoff is a director, Chief Financial Officer and Treasurer of Brazilian and was the Treasurer of Jaguar until May 11, 2006.  As of February 11, 2009, Brazilian held 2.5% percent of the currently outstanding common shares.  Mr. Cardoso is a director of IMS and Mr. Felix is a director, President and Chief Executive Officer of IMS and was Chief Executive Officer of Jaguar until September 1, 2008.  As of February 11, 2009, IMS held 7.0 percent of the currently outstanding common shares of Jaguar.  Further, Jaguar is a party to a management agreement with IMS pursuant to which IMS receives certain monthly fees and a lease agreement with Brazilian, which includes an occupancy and administrative services arrangement, pursuant to which Brazilian receives certain monthly fees.  Jaguar was the lender of secured and unsecured loans to Brazilian, which loans were repaid in full in 2006.

Audit Committee

As of February 11, 2009, the members of the Audit Committee are Messrs. Burns, German and Griffiths.  Mr. Burns is the Chair of the Committee.  Messrs. Burns, German and Griffiths are independent within the meaning of National Instrument 52-110.  All three members are financially literate within the meaning of National Instrument 52-110.

For a description of the biographies of the Audit Committee members, see “Directors and Executive Officers”.

The Charter of the Audit Committee is set forth in Appendix A to this Annual Information Statement.

Audit Fees

During the fiscal years ended December 31, 2007 and December 31, 2008, KPMG LLP, Chartered Accountants (“KPMG”), charged Jaguar a total of Cdn.$311,860 and Cdn.$544,662, respectively, for audit services.

Audit-Related Fees

During the fiscal years ended December 31, 2007 and December 31, 2008, KPMG charged Cdn.$205,463 and Cdn.$273.939, respectively, for assurance and related services that are reasonably related to the performance of the auditor review of Jaguar’s financial statements but are not reported above in “Audit Fees”.  Such services related to professional services in connection with a prospectus and financial statement reviews.

Tax Fees

In each of the fiscal years ended December 31, 2007 and December 31, 2008, KPMG billed Cdn.$0 and Cdn.$0, respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

In each of the fiscal years ended December 31, 2007 and December 31, 2008, KPMG billed Jaguar no amounts for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for (i) two management agreements pursuant to which (A) Brazilian received US$20,000 per month in management fees from Jaguar (which agreement terminated on March 31, 2005), and (B) (x) for the year ended December 31, 2006, Jaguar incurred fees of US$739,000 to IMS Engenharia Mineral Ltda. for management services provided to MSOL, (y) for the year ended December 31, 2007, Jaguar incurred fees of US$747,000 to IMS Engenharia Mineral Ltda. (“IMS Engenharia”)for management services provided to MSOL, and (z) for the year ended December 31, 2008, Jaguar incurred fees of US$854,000 to IMS Engenharia for management services provided to MSOL; (ii) (x) Jaguar incurred occupancy fees to Brazilian of US$120,000 in 2006 and consulting fees and administrative service charges of US$314,000 to Brazilian in 2006,  (y) Jaguar incurred occupancy fees to Brazilian of US$150,000 in 2007 and consulting fees and administrative service charges of US$444,207 to Brazilian in 2007 and (z) Jaguar incurred occupancy fees to Brazilian of US$180,000 in 2008 and consulting fees and administrative service charges of US$338,460 to Brazilian in 2008; (iii) two loan agreements between Jaguar and Brazilian pursuant to which (A) Jaguar made a loan to Brazilian in the amount of US$800,000, bearing interest at the rate of five percent, which loan was repaid in full in December 2006, and a separate loan in the amount of US$268,433, which was repaid in full together with interest totaling US$293,070 in the third quarter of 2005, and (B) Jaguar made non-interest bearing advances to Brazilian amounting to US$251,370, which advances were repaid in full during the third quarter of 2005; (iv) a loan agreement between MSOL and Prometálica pursuant to which Prometálica, a company in which Brazilian and IMS are significant shareholders, had borrowed an aggregate of US$5,488,000 from MSOL, US$327,000 of the remaining balance was repaid with a transfer of equipment to MSOL (based on an appraisal prepared by an independent engineering firm) as of March 15, 2006 and the remaining balance of accrued interest converted to a net smelting royalty of 1.5 percent on Prometálica’s Monte Cristo zinc project; (v) a loan by Jaguar to a trust which is controlled by an officer and director of Jaguar in the amount of US$130,000, bearing interest at the U.S. prime rate plus 1 percent, which was repaid in full in 2005; and (vi) Jaguar’s subsidiaries MSOL and MTL were required to pay an employment claim to a former MSOL employee, but since these subsidiaries were owned by Brazilian and other Brazilian companies at the time of the claim, Brazilian has guaranteed the amount owed to Jaguar of R$378,000 (US$197,000).

With respect to the loan agreement between MSOL and Prometálica discussed above, on August 11, 2008, Prometálica filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. At this time, the financial impact of this action on Prometálica is indeterminate.  Prior to the filing, the primary shareholders of Prometálica, Brazilian and IMS, provided a guarantee of Prometálica’s obligation to MSOL.  This guarantee will ensure the recovery of the net smelter royalty due from Prometálica.  As at February 11, 2009, the amount of the obligation is approximately US$1,000,000.

Lúcio Cardoso, the Chief Operating Officer of Jaguar, owns or controls 30 percent of the stock of IMS.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for Jaguar’s common shares is Computershare Investor Services Inc., Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts that Jaguar has entered into since January 1, 2008 or that it entered into prior to 2008, and are in effect are as follows:

2007 Shareholder Rights Plan

See “DESCRIPTION OF CAPITAL STRUCTURE” for a description of the Shareholder Rights Plan adopted by the Board on January 31, 2007.  The Shareholder Rights Plan is attached as Schedule B to the Material Change Report that was filed February 1, 2007 on www.sedar.com.

2007 Note Indenture

On March 22, 2007, Jaguar entered into a note indenture with Computershare Trust Company of Canada pursuant to which Jaguar issued Cdn.$86,250,000 aggregate principal amount of 10.5% senior secured notes due March 23, 2012.  The notes were issued as part of the offering of units described above under "2007 Underwriting Agreement".  The note indenture required Jaguar to pledge its interest in the quotas of MSOL as security for its performance thereunder.  See "GENERAL DEVELOPMENT OF THE BUSINESS" for a description of the unit offering.

2008 Underwriting Agreement

On February 6, 2008, Jaguar entered into an underwriting agreement with RBC, TD Securities, BCI, BMO and Raymond James Ltd pursuant to which it offered 8,250,000 common shares at a price of C$13.40 per share for proceeds of C$110,550,000.  Pursuant to the underwriting agreement, the underwriters received a commission of 4.5 percent of the aggregate proceeds of the offering.  See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the common share offering.

INTERESTS OF EXPERTS

Certain disclosure with respect to Jaguar’s properties contained herein or in documents incorporated herein by reference is derived from reports prepared by TechnoMine and Scott Wilson RPA.  Neither TechnoMine nor its principal, Ivan C. Machado, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar.  Neither Scott Wilson RPA nor its principal, Graham G. Clow, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.

ADDITIONAL INFORMATION

Additional information relating to Jaguar may be found on SEDAR at http://www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders.   Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial quarter ended September 30, 2008.  The Corporation expects to file its comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2008 on or about March 23, 2009, which upon filing, will be available on www.sedar.com.

APPENDIX A

Charter of the Audit Committee of the Board of Directors

History of the Charter

Adopted by the Board:                                                      May 12, 2005
Amended by the Board                                                      July 16, 2007

Purpose of the Committee

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company, including the preparation of any report required by United States Securities and Exchange Commission to be included in the Company's Form 20-F, Form 40-F, or other applicable form.

Charter

A.            Duties

The Committee’s primary duties and responsibilities are to serve as an independent and objective party and to:

1.	Conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

2.	Assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

3.
Review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

4.
Select and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration;

5.	Set clear policies regarding the hiring of employees or former employees of the Independent Auditors by the Company;

6.	Monitor the quality and integrity of the Company’s financial statements and other financial information; and

7.	Provide oversight to related party transactions entered into by the Company.

B.            General Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

The Committee shall have unrestricted access to the books and records of the Company and has the authority to communicate directly with internal and Independent Auditors.

The Committee shall have the authority to engage independent counsel and other advisors and experts as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee.  The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part D of this Charter.

C.           Composition and Meetings

1.
The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the Toronto Stock Exchange (“TSX”), the Business Corporations Act (Ontario) and all applicable securities regulatory authorities, including the Canadian Securities Administrators (the “CSA”).  Each member of the Committee shall be financially literate.

2.
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.  The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.
Each member of the Committee shall be “independent” (as defined under the Multilateral Instrument 52-110 of the CSA).  Each member of the Committee shall be financially literate (as defined in Multilateral Instrument 52-110).

4.
The Committee shall meet at least once quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.  A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.  If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.  If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee.  A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.
The Committee shall keep minutes of its meetings which shall be submitted to the Board.  The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meetingThe Committee may also report to the Board on a regular basis with such recommendations and other matters as the Committee may deem appropriate, so that the Board is informed of the Committee’s activities.

10.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose.  Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

D.            Responsibilities

1.	Financial Accounting and Reporting Process and Internal Controls

a.
The Committee shall review the Company’s annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the Company’s interim financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited and interim financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.

b.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

c.
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or interim earnings.

d.
The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

e.
The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

f.
The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

g.	The Committee shall provide oversight to related party transactions entered into by the Company.

h.
The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived or extracted from the Company’s financial statements and periodically assess the adequacy of those procedures.

2.	Independent Auditors

a.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

b.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries.

c.
The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors.  The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

d.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

e.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

f.
The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

g.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

3.	Whistleblower

The Committee shall oversee the following procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

a.	The Company will promptly forward to the Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

b.
Any employee of the Company or any of its subsidiaries may submit, on a confidential and anonymous basis if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.  All such concerns will be set forth in writing and forwarded in a sealed envelope addressed to the attention of the chairman of the Audit Committee, c/o the Company’s United States general legal counsel at the address set forth at the Company’s website, in an envelope labeled with a legend such as: “To be opened by the Audit Committee only.  Submitted pursuant to the Jaguar Mining Inc. Whistleblower Policy.”  If an employee would like to discuss any matter with the Committee, the employee should indicate this in the submission and include a telephone number at which he or she can be reached, should the Committee deem such communication is appropriate.

c.	Following the receipt of any complaints submitted, the Committee will investigate each matter so reported and take such corrective and disciplinary actions, if any, as it considers appropriate.

d.
The Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.  In conducting any investigation, the Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

e.
It is the policy of the Company that employees will not be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against as a result of any complaint made hereunder in good faith.

f.	The Company shall make this policy available to all employees.

g.	The Committee will retain as a part of its records any such complaints or concerns for a period of at least seven (7) years.

4.	Review of Charter and Self-Assessment

a.	The Committee shall review and reassess annually the adequacy of this Charter.

b.           The Committee shall review annually the Committee’s own performance.

5.	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.